VODAFONE GROUP PLC	Embargo:
Not for publication
VODAFONE ANNOUNCES RESULTS FOR	before 07:00 hours
THE YEAR ENDED 31 MARCH 2006	30 May 2006

Financial performance:

•                       Group revenue of £29.4 billion from continuing operations, with organic growth(1) of 7.5%. Mobile telecommunications revenue increased to £28.1 billion, with organic growth of 6.7%

•                       Adjusted basic earnings per share(1) increased by 13.0% to 10.11 pence. Basic loss per share was 27.66 pence. Loss before taxation for the year was £14.9 billion after impairment charges of £23.5 billion

•                       Free cash flow(1) of £6.4 billion and net cash inflow from operating activities up 10.3% to £10.2 billion, after net taxation paid of £1.7 billion

Operational highlights:

•                       Net proportionate customer additions of 21.5 million in the year

•                       Closing proportionate customer base of 170.6 million, with organic growth of 14.9% in the year

•                       Non-messaging data revenue grew by 61.2% to £0.8 billion, with organic growth of 60.4%

•                       Mobile voice usage increased by 24.6% to 178.3 billion minutes, with organic growth of 18.9%

Increasing returns to shareholders:

•                       Total dividends per share increased by 49%, to 6.07 pence, with a final dividend per share of 3.87 pence, giving a dividend pay out ratio of 60% and a total pay out of £3.7 billion for the financial year

•                       £6.5 billion expended on the share purchase programme in the 2006 financial year, reducing shares in issue by 7.5%

•                       £9 billion to be returned to shareholders in the 2007 financial year in the form of a “B” share arrangement, including an additional £3 billion announced today

•                       Total returns to shareholders announced over the year of £19.2 billion

(1)           See page 3 for Group Financial and Operating Highlights and page 40 for use of non-GAAP financial information.

Arun Sarin, Chief Executive, commented:

“Vodafone has met or exceeded expectations, outperforming its competitors in an increasingly challenging marketplace. We have restructured the Group and updated our strategy and we will seize the opportunities provided by new technologies to continue delivering innovative services to our customers.

In the past year, we have announced returns of £10.2 billion to shareholders through dividends and buybacks and the dividend pay out ratio has been increased to 60% of earnings. We have also committed to a further £9 billion return via a “B” share arrangement. We will continue to focus on delivering value and superior returns to shareholders.”

CHIEF EXECUTIVE’S STATEMENT

Vodafone has delivered another year of robust financial performance against a backdrop of increasing competition and ongoing regulation, meeting or exceeding expectations for revenue, margin and free cash flow and declaring returns to shareholders of over £19 billion.

We have further enhanced our unique customer franchise through adding a net 22 million organic proportionate mobile customers in the year, taking the total proportionate base to over 170 million. This represents organic growth of 15%, with strong performances across all regions. We continue to drive product innovation and deliver value to customers by stimulating usage and revenue across our base through offerings such as Vodafone Zuhause in Germany, Stop the Clock in the UK and Vodafone Passport.

We also reached our 10 million 3G target ahead of plan before the end of March. Excluding Japan, we closed the year with 7.7 million devices, generating over 5% of total Group revenue during the year. With coverage now approaching 60%, our 3G networks, which are being further enhanced with the launch of HSDPA, provide us with a very important platform for delivering high quality and innovative services to our customers. The first tangible evidence of HSDPA usage is likely to come from our laptop users, either using Vodafone Mobile Connect or through built-in capability.

Organic proportionate mobile revenue growth of 9% reflects the breadth of our footprint. Strong performances in Spain, the US and our emerging markets helped offset lower growth in several of our more established markets, as the impact of higher penetration and increasing competition took effect. Despite these pressures, we continue to outperform substantially all of our principal competitors. EBITDA margins were slightly down year on year on an organic proportionate mobile basis.

During the last financial year, we sought to optimise our portfolio of assets, either disposing of assets where we believed we could not earn a superior return or investing in businesses we believe Vodafone can create substantial additional value for shareholders. The most significant transaction saw the sale of Vodafone Japan for an enterprise fair value of £8.9 billion announced in March. This is an attractive price and will result in £6 billion of the cash proceeds from the sale being returned directly to shareholders as part of a larger £9 billion cash return we are announcing today. Vodafone also announced acquisitions during the year in the Czech Republic, Romania, India, South Africa and Turkey, which enable us to increase our exposure to fast growing emerging markets. We are confident that we can deliver value through these acquisitions and they are all already exceeding the plans we made at the time of making our purchase decision.

However, alongside issues such as competition and regulation, our environment is changing. Our customers’ needs are evolving as technology changes provide far greater choice in services. Furthermore, we are seeing changes to the competitive landscape as not only incumbent operators are seeking to offer fixed mobile convergence, but also new internet based players are seeking to expand their communications offerings. We need to ensure we continue to leverage Vodafone’s unique customer franchise and continue to outperform our competitors.

The result of these new realities is that Vodafone has five key strategic objectives to deliver. First, in our more mature European markets to focus on both cost reduction and revenue stimulation. Second, to capture strong growth in emerging markets. Third, to meet customers’ needs by extending our current mobile only offering to deliver total communications solutions. Fourth, to actively manage our portfolio to maximise returns and, fifth, continue to align our financial policies regarding capital structure and shareholder returns to our strategy.

Vodafone continues to execute on its One Vodafone programme and remains on track to deliver the benefits of scale. As a result of our review of strategy, we are reiterating our expectation for revenue market share gains, continuing to target 10% capital efficiency and introducing a separate operating expense target.

As a result, we are announcing a new dividend policy with a targeted 60% payout of adjusted earnings per share and are therefore declaring a final dividend of 3.87 pence, bringing the full year dividend to 6.07 pence. In the future, we expect to grow dividends per share in line with underlying earnings per share. Linked also to our strategy, we have announced our new target of a low single A credit rating, one notch below our existing target rating. This provides greater flexibility to increase leverage and, in addition to the £6 billion return of cash from the Japan sale, we are returning a further £3 billion to shareholders. The total £9 billion will be returned via a B share arrangement shortly after our AGM. We currently have no plans for further share purchases or other one off returns to shareholders.

With no let up in intensity in recent months, the operating environment will remain challenging. We see organic growth for next year in proportionate mobile revenue in the range of 5% to 6.5% with underlying proportionate organic mobile EBITDA margins around 1 percentage point lower than the 2006 financial year. Free cash flow is expected to be in the range of £5.2 billion to £5.7 billion before around £1.2 billion of tax payments, with interest, from settling long standing disputes, giving an expected range of £4.0 billion to £4.5 billion for reported free cash flow.

Vodafone is well positioned to deliver on its strategy. Our regional scale, strong brand and unrivalled customer reach provides a significant opportunity to deliver value to both our customers and shareholders.

Arun Sarin

GROUP FINANCIAL AND OPERATING HIGHLIGHTS

		Year ended 31 March
		2006		2005	Change %
Continuing operations(1):	Page	£m		£m	£	Organic
Financial information

Revenue	6	29,350		26,678	10.0	7.5

Operating (loss)/profit	6	(14,084)		7,878

(Loss)/profit before taxation	25	(14,853)		7,285

(Loss)/profit for the financial year	25	(17,233)		5,416

Basic (loss)/earnings per share (pence)	32	(27.66	)p	8.12p

Capitalised fixed asset additions		4,005		4,227	(5.3)

Net cash flow from operating activities	23	10,190		9,240	10.3

Performance reporting(2)

Group EBITDA	37	11,766		10,740	9.6	6.9

Adjusted operating profit	6	9,399		8,353	12.5	11.4

Adjusted profit before tax	21	8,793		7,832	12.3

Adjusted effective tax rate	21	30.4%		27.8%

Adjusted profit for the year attributable to equity shareholders	32	6,328		5,925	6.8

Adjusted basic earnings per share (pence)	32	10.11p		8.95p	13.0

Free cash flow	23	6,418		6,592	(2.6)

Net debt at 31 March	23	17,318		10,175	70.2

Operational

Vodafone live! - active devices (million)(3)(4)	43	27.1		17.4	55.7

3G registered devices (million)(3)(4)	43	7.7		1.4	450.0

Vodafone Mobile Connect data card - registered devices (million)(3)(4)		0.7		0.2	250.0

Mobile voice usage (billion minutes)(3)(4)	47	178.3		143.1	24.6	18.9

Non-voice services as a % of service revenue	6	17.0%		15.5%

The full year results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group) and adopted for use in the European Union (“EU”).

This results announcement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be read in conjunction with the equivalent IFRS measure. Further disclosures are provided under “Use of Non-GAAP Financial Information” on page 40.

See page 41 for definition of terms

(1)	Excluding the results of the discontinued operations in Japan in the 2005 and 2006 financial years
(2)	These measures are stated excluding impairment losses, non-recurring amounts related to business acquisitions and disposals and changes in the fair value of equity put rights and similar arrangements
(3)	Cumulative number at 31 March
(4)	Figures represent 100% of subsidiary information and a pro-rata share in joint ventures

GROUP PROPORTIONATE INFORMATION

	Year ended 31 March
	2006	2005	Change %
	£m	£m	£	Organic
Financial

Revenue
Mobile telecommunications
- Germany	5,754	5,684	1.2
- Italy	4,363	4,273	2.1
- Spain	3,995	3,261	22.5
- UK	5,048	5,065	(0.3)
- Other mobile operations(1)	8,947	7,482	19.6
- Common functions(2)	145	127	14.2
Less: revenue between mobile operations	(442)	(333)
	27,810	25,559	8.8	6.4
- Associated undertakings and investments	12,407	10,475	18.4
	40,217	36,034	11.6	9.0
Other operations	1,275	1,094	16.6
Less: revenue between mobile and other operations	(137)	(269)
Continuing operations	41,355	36,859	12.2	9.6

Discontinued operations - Japan	7,100	6,743	5.3

EBITDA(3)
Mobile telecommunications
- Germany	2,703	2,645	2.2
- Italy	2,270	2,280	(0.4)
- Spain	1,373	1,136	20.9
- UK	1,623	1,709	(5.0)
- Other mobile operations(1)	3,117	2,726	14.3
- Common functions(2)	279	(15)
	11,365	10,481	8.4	6.1
- Associated undertakings and investments	4,821	4,146	16.3
	16,186	14,627	10.7	8.2
Other operations	194	134	44.8
Continuing operations	16,380	14,761	11.0	8.5

Discontinued operations - Japan	1,562	1,799	(13.2)

			Percentage	Percentage
EBITDA margin(3)			Points	Points
Mobile telecommunications
- Germany	47.0%	46.5%	0.5
- Italy	52.0%	53.4%	(1.4)
- Spain	34.4%	34.8%	(0.4)
- UK	32.2%	33.7%	(1.5)
- Other mobile operations(1)	34.8%	36.4%	(1.6)
	40.9%	41.0%	(0.1)
- Associated undertakings and investments	38.9%	39.6%	(0.7)
Mobile EBITDA margin(3) - Continuing operations	40.2%	40.6%	(0.4)	(0.3)

- Discontinued operations	22.0%	26.7%	(4.7)

(1) Excludes the results of associated undertakings and investments.
(2) Common functions represent revenue from Partner Markets and unallocated central Group income and expenses.

(3)  Charges for the use of the Vodafone brand and trademark were revised with effect from 1 April 2005. The impact of the change was to reduce individual operating company EBITDA margins by up to 1.0 percentage point in the year to 31 March 2006 though there was no material impact on mobile or Group EBITDA or EBITDA margin. See page 8 for details.

Proportionate information is presented and calculated on the basis described on page 37. See page 41 for definition of terms.

	2006	2005	Change %
	Million	Million	Reported	Organic
Customers

Net proportionate customer additions(1)	21.5	16.2	32.7

Proportionate customers at 31 March	170.6	140.1	21.8	14.9

(1) Excludes additions from acquisitions and stake changes. Analysis provided on page 42.
Customers are presented for continuing operations. See page 41 for definition of terms.

OUTLOOK

Please see “Forward-Looking Statements” on page 39 and definition of terms on page 41.

	2007 financial year Outlook	2006 financial year Actual performance	2006 financial year Outlook(2)

Organic proportionate mobile revenue growth(1)	5% to 6.5%	9.0%	8% to 9%

Organic proportionate mobile EBITDA margin(1)	Around 1 percentage point lower than 2006 financial year	0.3 percentage points lower than 2005 financial year	Higher end of flat to 1 percentage points lower than 2005 financial year

Free cash flow*	£4.0 to £4.5 billion	£6.4 billion	£5.8 to £6.3 billion

Capitalised fixed asset additions	£4.2 to £4.6 billion	£4.0 billion	£3.8 to £4.2 billion

* Stated after an estimated £1.2 billion of tax payments, including associated interest, in respect of a number of long standing tax issues

(1)

Assumes constant exchange rates and excludes the impact of business acquisitions and disposals for the financial measures and adjusted to reflect like-for-like ownership levels in both years for the proportionate measures

(2)	As reported in the Group’s interim results announcement issued on 15 November 2005 and updated in the Group press release issued on 17 March 2006 for the sale of Vodafone Japan

The Group continues to expect organic growth in proportionate mobile revenue to be in the range of 5% to 6.5%, lower than the 2006 financial year, reflecting the increasingly intense competitive environment, continued regulatory reductions in termination rates and the one off beneficial impact from the introduction of mobile to mobile termination rates in France in the 2006 financial year.

Proportionate mobile EBITDA margins are expected to be around 1 percentage point lower than the 2006 financial year on an organic basis, with the impact of pricing pressures, additional customer investment and changes in termination rates offsetting initiatives to drive further cost efficiencies, excluding the impact of any one off business restructuring costs.

Group capitalised fixed asset additions are expected to be in the range of £4.2 billion to £4.6 billion, which is higher than the 2006 financial year due to the effect of recently completed acquisitions and disposals and the Group’s rollout of HSDPA.

The effective tax rate for the year is expected to increase by a similar amount to the increase in the 2006 financial year due to one off benefits in the 2006 financial year.

Free cash flow is expected to be in the range of £5.2 billion to £5.7 billion before an estimated £1.2 billion of tax payments, including associated interest, in respect of the potential unfavourable resolution of a number of long standing tax issues, giving an expected range of £4.0 billion to £4.5 billion for reported free cash flow. The Group currently forecasts a further significant increase in cash tax and associated interest payments in the 2008 financial year, including a potentially material amount related to the CFC litigation which could be paid should the litigation be resolved unfavourably in that year.

In order to simplify its financial reporting and improve understanding of its results, the Group will be moving to a single basis of statutory reporting and will no longer provide proportionate financial information with effect from the 2008 financial year. The Group’s outlook statement will also change to reflect only statutory financial measures. In addition, starting with the outlook for the 2008 financial year, the Group will no longer provide an initial outlook for the following financial year with its interim results in November. The outlook will only be provided with the preliminary results of the preceding financial year in May.

One Vodafone

The One Vodafone initiatives are aimed at achieving cost savings and enhancing revenue for the Group’s controlled mobile businesses and the Group’s jointly controlled mobile business in Italy. The Group remains on track to deliver on its original expectations. The Group is announcing today that it has updated its One Vodafone targets to reflect both the new organisation structure and additional cost saving initiatives.

The Group continues to anticipate delivering benefits equivalent to at least 1% additional revenue market share in the 2008 financial year compared with the 2005 financial year. The Group will continue to measure its progress against this target by tracking its performance in Germany, Italy, Spain and the UK against its principal competitors.

With respect to costs, the Group is separating its expectations for capitalised fixed asset additions and the aggregate of payroll and other operating expenses (‘operating expenses’), both of which now relate to its Europe region.

Capitalised fixed asset additions are expected to be 10% of revenues in the 2008 financial year for the total of the Group’s Europe region and common functions, which will require reducing expenditure in that year by approximately £400 million to £500 million when compared to the 2006 financial year.

Assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals, the Group now expects operating expenses alone to be broadly stable in the 2008 financial year when compared to the 2006 financial year for the total of its Europe region and common functions, excluding the potential impact from its New Businesses unit and any one off business restructuring costs.

BUSINESS REVIEW

		Year ended 31 March
		2006	2005	% change
Continuing operations:		£m	£m	£	Organic

Revenue	Mobile telecommunications
	- Total service revenue	25,881	23,547	9.9	7.2
	- Other revenue(1)	2,256	2,193	2.9
		28,137	25,740	9.3	6.7
	Other operations	1,339	1,095	22.3
	Less: revenue between mobile and other operations	(126)	(157)	(19.7)
		29,350	26,678	10.0	7.5

Operating	Adjusted operating profit
(loss)/profit	- Mobile telecommunications	9,280	8,334	11.4	10.3
	- Other operations	119	19
		9,399	8,353	12.5	11.4

	- Impairment losses	(23,515)	(475)
	- Other	15	–
	- Non-operating income in associated undertakings	17	–
	Operating (loss)/profit	(14,084)	7,878

Mobile telecommunications

Trading results	Voice services	21,493	19,888	8.1	5.3
	Non-voice services - messaging	3,556	3,143	13.1	10.6
	- data	832	516	61.2	60.4
	Total service revenue	25,881	23,547	9.9	7.2
	Net other revenue(1)	532	546	(2.6)
	Interconnect costs	(4,210)	(3,815)	10.4
	Other direct costs	(1,936)	(1,756)	10.3
	Net acquisition costs(1)	(1,541)	(1,446)	6.6
	Net retention costs(1)	(1,444)	(1,234)	17.0
	Payroll	(2,127)	(2,009)	5.9
	Other operating expenses	(3,625)	(3,264)	11.1
	EBITDA	11,530	10,569	9.1	6.4
	Acquired intangibles amortisation	(157)	–
	Purchased licence amortisation	(947)	(919)	3.0
	Depreciation and other amortisation	(3,581)	(3,341)	7.2
	Share of result in associated undertakings	2,435	2,025	20.2
	Adjusted operating profit	9,280	8,334	11.4	10.3

(1) Total mobile revenue includes £1,724 million (2005: £1,647 million), which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results.
See page 41 for definition of terms

GROUP RESULTS

Revenue increased by 10.0% to £29,350 million in the year to 31 March 2006, resulting from organic growth of 7.5%, favourable movements in exchange rates of 0.5% and a further 2.0% from the acquisitions in the Czech Republic, India, Romania and South Africa, partially offset by the impact of the disposal of the Group’s operations in Sweden.

Adjusted operating profit increased by 12.5% to £9,399 million, with organic growth of 11.4%, following organic growth of 10.3% in the Group’s mobile business. Favourable exchange rate movements benefited reported growth for the Group by 1.0% whilst the net impact of acquisitions and disposals improved reported growth by 0.1%. The Group recorded an impairment charge to the carrying value of goodwill in the Group’s operations in Germany (£19,400 million) and Italy (£3,600 million) reflecting a revision of the Group’s view of the prospects for these businesses, particularly in the medium to long term, and a further £515 million was recorded in respect of the Swedish business following the announcement of its disposal. This was the primary reason for the operating loss of £14,084 million in the current financial year compared with an operating profit of £7,878 million in the previous financial year.

MOBILE TELECOMMUNICATIONS RESULTS

Revenue

Revenue in the mobile business increased by 9.3%, or 6.7% on an organic basis, for the year to 31 March 2006 due to a 7.2% increase in service revenue on an organic basis offset by lower growth in other revenue. Service revenue growth reflected a 15.2% organic increase in the average customer base of the controlled mobile networks and the Group’s share of jointly controlled mobile networks, offset by the impact of lower ARPU in a number of the Group’s markets. Competitive pressures have intensified recently following a significant number of new market entrants and greater competition from incumbents, specifically in the mature markets of Western Europe. Many of these markets have penetration rates over 100% which, along with termination rate cuts and a higher proportion of lower spending prepaid customers across the Group, have led to the decline in ARPU. The estimated impact of termination rate cuts on the growth in service revenue in the current financial year is as follows:

	Reported growth in service revenue %	Estimated impact of termination rate cuts on service revenue growth %	Service revenue growth excluding the estimated impact of termination rate cuts %

Germany	1.4	1.7	3.1
Italy	1.9	4.4	6.3
Spain	22.0	2.9	24.9
United Kingdom	1.6	1.6	3.2
Other Mobile Operations	22.3	2.7	25.0
Mobile telecommunications business	9.9	2.6	12.5

Voice revenue increased by 8.1%, or by 5.3% on an organic basis, due to the growth in average customers and a successful usage stimulation programme leading to a 24.6% growth in total minutes, or 18.9% on an organic basis, offset by tariff declines from competition and termination rate cuts. Revenue from outgoing calls was the primary driver of voice revenue growth, whilst incoming voice revenue increased marginally as a significant increase in the proportion of incoming calls from other mobile networks was offset by the impact of termination rate cuts, particularly in the second half of the current financial year.

Messaging revenue rose by 13.1%, or 10.6% on an organic basis, as an increase in the average customer base and the number of messages sent per customer was offset by tariff declines.

The success of 3G, Vodafone live! and offerings in the business segment, including Vodafone Mobile Connect data cards and BlackBerry® from Vodafone, were the main contributors to a 61.2% increase, or 60.4% on an organic basis, in non-messaging data revenue. An additional 6,321,000 3G devices were registered on the Group’s networks in the current financial year, bringing the total to 7,721,000 at 31 March 2006, including 660,000 business devices such as Vodafone Mobile Connect 3G/GPRS data cards. Prior to the announcement of the disposal of Vodafone Japan in March 2006, the Group registered its ten millionth consumer 3G device, when including 100% of the devices in Italy.

Other revenue increased to £2,256 million, principally due to growth in revenue related to acquisition and retention activities in Spain, partially offset by a reduction in net other revenue, resulting principally from a fall in the number of customers connected to non-Vodafone networks in the UK. A 32.5% rise in the number of gross customer additions, partially offset by a fall in the average revenue for handset sales to new prepaid customers and a 24.3% increase in the number of upgrades, led to a 4.7% growth in revenue related to acquisition and retention activities to £1,724 million.

Adjusted operating profit

Adjusted operating profit increased by 11.4% to £9,280 million, comprising organic growth of 10.3% and favourable exchange rate movements of 1.1%.

Interconnect costs increased by 7.2% on an organic basis, as strong growth in outgoing voice usage was partially offset by cuts in termination rates in a number of markets and an increased proportion of outgoing traffic being to other Vodafone customers, which does not result in interconnect expense. The rise in the number of upgrades and the increased cost of upgrading customers to 3G were the primary contributors to an 9.4% organic growth in acquisition and retention costs, net of attributable revenue, to £2,985 million. Payroll and other operating expenses as a percentage of service revenue continued to fall, reaching 22.2% for the year to 31 March 2006 compared to 22.4% for the previous financial year.

The charge relating to the amortisation of acquired intangible assets was £157 million following acquisitions in the Czech Republic, India, Romania and South Africa in the current year. Depreciation and other amortisation increased, principally due to the net impact of the acquisitions and disposal in the current financial year and the ongoing expansion of 3G networks.

The Group’s share of the result in associated undertakings, before non-recurring amounts related to business acquisitions and disposals, grew by 20.2% after the deduction of interest, tax and minority interest, and 16.8% before the deductions, primarily due to growth at Verizon Wireless in the US. The Group’s share of the result in Verizon Wireless increased by 25.5% to £2,112 million, before deduction of interest, tax and minority interest, with a particularly strong performance in the second half of the current financial year.

MOBILE TELECOMMUNICATIONS – REVIEW OF OPERATIONS

Vodafone operating companies are licensed on an arm’s length basis to use the Vodafone brand and related trademarks.  These arrangements have been reviewed and the charges for the use of the Vodafone brand and related trademarks were revised upwards with effect from 1 April 2005 to reflect the positioning of the brand in the current markets. There is no material impact on the Group’s overall operating profit or EBITDA margin. The impact of the change is to reduce individual operating company margins by up to 1.0 percentage point, depending on the operating company, with a corresponding increase in the profit attributable to the common functions segment, which forms part of the mobile telecommunications business.

In April 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006. The following results are presented in accordance with the organisation structure in place for the year to 31 March 2006. Pro forma segmental results for the new structure for the year to 31 March 2006 and the six months to 30 September 2005 are provided on page 48.

GERMANY

Financial highlights		Year ended 31 March
		2006	2005	% change
		£m	£m	£	€

Total revenue(1)		5,754	5,684	1.2	1.2

Trading results	Voice services	4,304	4,358	(1.2)	(1.3)
	Non-voice services - messaging	836	800	4.5	4.6
	- data	254	162	56.8	56.8
	Total service revenue	5,394	5,320	1.4	1.4
	Net other revenue(1)	114	122	(6.6)	(6.9)
	Interconnect costs	(732)	(734)	(0.3)	(0.3)
	Other direct costs	(281)	(314)	(10.5)	(10.3)
	Net acquisition costs(1)	(366)	(348)	5.2	5.2
	Net retention costs(1)	(349)	(330)	5.8	5.6
	Payroll	(412)	(425)	(3.1)	(3.0)
	Other operating expenses	(665)	(646)	2.9	3.1
	EBITDA	2,703	2,645	2.2	2.1
	Purchased licence amortisation	(342)	(342)	–	–
	Depreciation and other amortisation	(865)	(830)	4.2	4.3
	Adjusted operating profit	1,496	1,473	1.6	1.3

	EBITDA margin	47.0%	46.5%

KPIs	Closing customers (‘000)	29,191	27,223		7.2
	Average monthly ARPU	€23.3	€24.9		(6.4)
	Vodafone live! active devices (‘000)	6,214	4,845		28.3
	3G devices (‘000)	2,025	358

(1)				Total revenue includes £246 million (2005: £242 million), which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
See page 41 for definition of terms

The German market has seen recent intensification in price competition, principally from new market entrants, together with high levels of penetration and further reductions in termination rates. Despite this, Vodafone has continued to lead the market in the number of 3G customers and has launched innovative products such as mobile TV and Vodafone Zuhause, which allows users to replace fixed line networks installed in their homes. In addition, Vodafone launched HSDPA technology in March 2006.

Total revenue increased by 1.2% as the benefits of a larger customer base and an increase in non-voice service revenue were partly offset by reduced voice pricing, in response to aggressive competition, and a further termination rate cut in December 2005 from 13.2 to 11.0 eurocents per minute. The average customer base grew by 8.4% due to the attractiveness of promotions, including an offer which allowed prepaid customers to pay a fixed charge for calls to fixed lines and other Vodafone customers, which was taken up by more than one and a quarter million customers, and new products such as Vodafone Zuhause, which had 448,000 registered customers at 31 March 2006. New prepaid tariffs, including a low priced internet only offer, and ongoing promotional activity, particularly in the last four months of the year, contributed to total voice usage increasing by 13.7%. Excluding the termination rate cut in December 2005, service revenue growth would have been 3.1% in local currency. A further cut in termination rates is currently expected by the end of 2006.

Non-voice service revenue increased by 13.4% in local currency, driven primarily by strong growth of 56.8% in non-messaging data revenue. Vodafone maintained its leadership in the 3G market, demonstrated by Vodafone live! with 3G customers generating over 3.1 million full track music downloads in the current financial year for Vodafone, more than any other mobile network operator in Germany. The number of active Vodafone live! devices continued to increase, with 28.3% growth in the year. In the business segment, there were 241,000 Vodafone Mobile Connect 3G/GPRS data cards and 226,000 wireless push email enabled devices registered on the network at 31 March 2006. Messaging revenue increased 4.6% in local currency, mainly as a result of promotional activities.

The EBITDA margin increased to 47.0% as overall cost efficiencies were partly counteracted by investments in customer acquisition and retention and an increase in Group charges for the use of the brand and related trademarks, which represented 1.0 percentage point in EBITDA margin. Growth in 3G customers and increased gross additions, partially offset by a rise in the proportion of low subsidy prepaid additions, led to a 5.2% increase in net acquisition costs. An increase in the number of customer upgrades resulted in a 5.6% increase in net retention costs. Interconnect costs decreased by 0.3%, as the termination rate cuts in the current and previous financial years more than offset the effect of higher voice usage. Adjusted operating profit was further impacted by additional depreciation charges from continued 3G network deployment.

ITALY

Financial highlights		Year ended 31 March
		2006	2005	% change
		£m	£m	£	€

Total revenue(1)(2)		4,363	4,273	2.1	2.0

Trading results(2)	Voice services	3,472	3,492	(0.6)	(0.7)
	Non-voice services - messaging	600	532	12.8	12.9
	- data	98	67	46.3	45.2
	Total service revenue	4,170	4,091	1.9	1.8
	Net other revenue(1)	15	14	7.1	2.8
	Interconnect costs	(681)	(701)	(2.9)	(3.1)
	Other direct costs	(241)	(232)	3.9	3.8
	Net acquisition costs(1)	(78)	(71)	9.9	9.6
	Net retention costs(1)	(93)	(74)	25.7	25.1
	Payroll	(250)	(250)	–	–
	Other operating expenses	(572)	(497)	15.1	15.1
	EBITDA	2,270	2,280	(0.4)	(0.5)
	Purchased licence amortisation	(74)	(74)	–	–
	Depreciation and other amortisation	(524)	(512)	2.3	2.0
	Adjusted operating profit	1,672	1,694	(1.3)	(1.3)

	EBITDA margin	52.0%	53.4%

KPIs	Closing customers (‘000)(2)	18,490	17,280		7.0
	Average monthly ARPU	€28.5	€29.9		(4.7)
	Vodafone live! active devices (‘000)(2)	4,097	2,113		93.9
	3G devices (‘000)(2)	2,250	511

(1)	Total revenue includes £178 million (2005: £168 million), which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
(2)	The results presented are the Group’s proportionate share as a result of Vodafone Italy’s classification as a joint venture
See page 41 for definition of terms

Competition in Italy has continued to intensify with the mobile network operators competing aggressively on subsidies and, increasingly, on price, particularly in the second half of the year.  Vodafone achieved average customer growth of 6.9% driven by successful promotions, despite the competitive environment and a market penetration rate well in excess of 100% due to customers having more than one SIM.

In local currency, total revenue rose by 2.0%, reflecting the increase in service revenue which was driven primarily by continuing growth in non-voice services as voice revenue declined marginally following an average 20.5% reduction in termination rates from September 2005. Excluding the impact of the termination rate cut, service revenue increased by 5.2% in local currency. Strong promotional activities, for example free calls after the first minute and free text messages for a small activation fee which were taken up by more than ten million customers, and the increase in the customer base, led to a rise of 5.1% in voice usage and a 41.7% increase in messaging, including a 261% growth in MMS usage. An increase in the number of SIMs per user and competitive pressures led to a reduction in activity rates, especially in the second half of the year, and an increase in blended churn from 17.2% to 18.7%.

Non-voice service revenue rose by 16.5% in local currency, primarily driven by a 12.9% rise in messaging revenue. Increased penetration of 3G devices, a focus on retaining high value customers, increased usage of Vodafone live! and Vodafone Mobile Connect data cards and attractive data promotions were the main contributors to 45.2% growth in non-messaging data revenue.

The EBITDA margin for the current financial year decreased by 1.4 percentage points, which includes the impact of an increase in Group charges for the use of brand and related trademarks, recognised in the second half of the financial year in other operating expenses, which resulted in a 1.0 percentage point fall. Investment in customer acquisition and retention and higher marketing spend in response to the competitive pressures, along with the increased costs from the continued roll out of the 3G network, led to a 0.4 percentage point decrease in the EBITDA margin. Strong upgrade activities and a focus on high value customers in response to aggressive competition led to the rise in retention costs, whilst handset promotions adversely impacted acquisition costs, especially in the first half of the year. Interconnect costs fell due to the cut in termination rates combined with promotions focusing on calls to other Vodafone and fixed-line numbers, which incur lower interconnect costs, especially in the second half of the year. Other direct costs increased 3.8%, primarily as a result of an increase in content provision costs arising from the increase in data service usage.

SPAIN

Financial highlights		Year ended 31 March
		2006	2005	% change
		£m	£m	£	€

Total revenue(1)		3,995	3,261	22.5	22.6

Trading results	Voice services	3,093	2,558	20.9	20.9
	Non-voice services - messaging	417	340	22.6	23.0
	- data	105	65	61.5	62.1
	Total service revenue	3,615	2,963	22.0	22.0
	Net other revenue(1)	6	2
	Interconnect costs	(634)	(540)	17.4	17.5
	Other direct costs	(329)	(263)	25.1	25.4
	Net acquisition costs(1)	(274)	(246)	11.4	11.7
	Net retention costs(1)	(249)	(172)	44.8	45.3
	Payroll	(151)	(140)	7.9	7.8
	Other operating expenses	(611)	(468)	30.6	30.7
	EBITDA	1,373	1,136	20.9	20.6
	Purchased licence amortisation	(69)	(69)	-	-
	Depreciation and other amortisation	(336)	(292)	15.1	14.8
	Adjusted operating profit	968	775	24.9	24.6

	EBITDA margin	34.4%	34.8%

KPIs	Closing customers (‘000)	13,521	11,472		17.9
	Average monthly ARPU	€35.6	€34.5		3.2
	Vodafone live! active devices (‘000)	5,514	2,992		84.3
	3G devices (‘000)	902	88

(1)	Total revenue includes £374 million (2005: £296 million), which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
See page 41 for definition of terms

Vodafone continued to perform strongly in Spain, maintaining a broadly stable EBITDA margin, despite an increasingly competitive market, through promotions and competitive tariffs attracting new customers and encouraging prepaid customers to migrate to contract tariffs.

Total revenue for the financial year increased by 22.6% in local currency, due principally to a rise in service revenue achieved from an 18.5% growth in the average customer base and an improvement in ARPU, notwithstanding a 10.6% cut in the termination rate in November 2005. The launch of attractive tariffs, successful promotional campaigns and the offer of an appealing handset portfolio increased the average customer base and encouraged a further increase in the proportion of contract customers from 46.9% at 31 March 2005 to 49.6% at 31 March 2006. These factors contributed to a 34.0% increase in total voice usage compared with the previous financial year and a reduction in blended churn from 21.9% at 31 March 2005 to 20.9% at 31 March 2006.

The principal driver behind the 23.0% growth in messaging revenue in local currency was a 23.1% increase in messaging usage due to the higher customer base and targeted promotions. The growth of 62.1% in non-messaging data revenue was due to an increase of 814,000 in the number of registered 3G devices and the success of data solutions, which have contributed to Vodafone leading the 3G market in Spain, along with an 84.3% increase in the number of Vodafone live! devices.

The EBITDA margin for the current financial year increased by 0.5 percentage points before the impact of the increased Group charge for use of the brand and related trademarks, which resulted in a 0.9 percentage point fall in the EBITDA margin. Interconnect costs fell as a proportion of service revenue, due to promotions which encouraged calls to be made to Vodafone and fixed-line numbers, which incur lower interconnect costs, and the cut in termination rates. A higher proportion of prepaid gross customer additions, which have a lower per unit acquisition cost, particularly in the first half of the financial year, led to acquisition costs falling as a proportion of service revenue compared to the previous financial year. These relative cost reductions were offset by the cost of upgrading customers to 3G handsets, migrating prepaid customers to contract tariffs and a larger customer base, reflected in a 45.3% increase in net retention costs. Other direct costs increased mainly due to increased content provision costs resulting from higher usage of the expanded offering on the Vodafone live! platform.

UNITED KINGDOM

Financial highlights		Year ended 31 March
		2006	2005	% change
		£m	£m

Total revenue(1)		5,048	5,065	(0.3)

Trading results	Voice services	3,642	3,672	(0.8)
	Non-voice services - messaging	705	684	3.1
	- data	221	142	55.6
	Total service revenue	4,568	4,498	1.6
	Net other revenue(1)	135	177	(23.7)
	Interconnect costs	(862)	(771)	11.8
	Other direct costs	(355)	(367)	(3.3)
	Net acquisition costs(1)	(380)	(388)	(2.1)
	Net retention costs(1)	(395)	(391)	1.0
	Payroll	(391)	(403)	(3.0)
	Other operating expenses	(697)	(646)	7.9
	EBITDA	1,623	1,709	(5.0)
	Purchased licence amortisation	(333)	(333)	–
	Depreciation and other amortisation	(592)	(597)	(0.8)
	Adjusted operating profit	698	779	(10.4)

	EBITDA margin	32.2%	33.7%

KPIs	Closing customers (‘000)	16,304	15,324	6.4
	Average monthly ARPU	£24.0	£25.5	(5.9)
	Vodafone live! active devices (‘000)	4,181	3,443	21.4
	3G devices (‘000)	1,033	190

(1)	Total revenue includes £345 million (2005: £390 million), which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
See page 41 for definition of terms

Vodafone UK continued to see strong growth in its customer base, without a corresponding increase in acquisition and retention investment, despite the UK being one of the most competitive markets in which the Group operates, with mobile penetration rates in excess of 100%. Enhanced data offerings led to strong growth in non-messaging data revenue and Vodafone UK now has over 1 million registered 3G devices.

Total revenue fell by 0.3%, as a 1.6% increase in service revenue was offset by a fall in equipment and other revenue. Service revenue grew by 3.2%, excluding the effect of the September 2004 termination rate cut, benefiting from an increase in average customers of 7.8%, partially offset by falling ARPU, notwithstanding a rise in usage. New customer offerings, including Stop the Clock, helped to stimulate a 10.1% increase in total voice usage, but this was offset by changes in prices during the year to improve competitiveness in the market, leading to an overall 0.8% decrease in voice revenue, which grew by 1.2% excluding the effect of the termination rate cut. A continuing focus on customer retention and an increasing proportion of customers on 18 month contracts had a positive impact on contract customer churn, which fell from 22.7% to 21.5%, although blended churn increased to 32.1%, including the effect of increased prepaid customer self-upgrades, consistent with market trends.

Non-voice service revenue increased by 12.1%, driven largely by the success of enhanced data offerings. Growth of 843,000 over the financial year in registered 3G devices and the continued success of Vodafone Mobile Connect data cards and wireless push email contributed to non-messaging data revenue increasing by 55.6%. Combined voice and messaging promotions led to an 18.1% increase in total messaging usage, although this was partially offset by a decline in the average price per message, and resulted in a 3.1% rise in messaging revenue.

The rise in interconnect costs and the cost of one off call centre closures were partially offset by efficiencies in overheads and acquisition and retention costs, leading to a fall in EBITDA margin of 0.5 percentage points, with a further 1.0 percentage point fall being due to an increase in Group charges for the use of brand and related trademarks, within other operating expenses. Interconnect costs increased by 11.8% following an increase in total usage, combined with an increase in the proportion of voice calls made to customers of other mobile network operators, as customers optimised cross-network bundled tariffs, partially offset by the termination rate cut. Despite higher gross additions and upgrades, especially in the first half of the year, and a higher proportion of 3G connections, acquisition and retention costs were kept stable with the prior year, mainly due to an increase in direct sales activity, SIM only promotions and a higher proportion of prepaid additions with lower subsidies. Payroll was 3.0% lower than the prior year and other operating expenses were also lower than the prior year, excluding one off call centre closures and the increase in Group charges for the use of brand and related trademarks, driven by the continued benefits of a structured cost reduction plan.

US – Verizon Wireless

Financial highlights		Year ended 31 March
		2006	2005	% change
		£m	£m	£	$

Adjusted operating profit		1,732	1,354	27.9	23.8

Share of result in	Operating profit	2,112	1,683	25.5	21.5
associated	Interest	(204)	(187)	9.1	5.4
undertakings	Tax	(116)	(91)	27.5	22.5
	Minority interest	(60)	(51)	17.6	14.9
		1,732	1,354	27.9	23.8

Proportionate revenue		8,298	6,884	20.5	16.4

Proportionate EBITDA margin		38.0%	37.5%

KPIs	Closing proportionate
	customers (‘000)	23,530	20,173		16.6
	Average monthly ARPU	$51.4	$52.4		(1.9)
	Acquisition and retention
	costs as a percentage of
	service revenue	12.4%	12.9%

See page 41 for definition of terms

The US mobile telecommunications market has seen continued significant growth in customer numbers over the last twelve months, with penetration reaching an estimated 72% at 31 March 2006. In this environment, Verizon Wireless continued to increase its market share and improve its market leading margin performance.

Verizon Wireless outperformed its competitors with record net additions, increasing the proportionate customer base by 16.6% over the financial year to 23,530,000 and improving customer market share to approximately 25% whilst also maintaining the proportion of contract customers at 94.5% of the total customer base at 31 March 2006. The strong customer performance benefited from continuing improvements in customer loyalty, with a reduction in blended churn of 2.5 percentage points to 14.7% compared with the previous financial year, the lowest in the US mobile telecommunications industry.

In local currency, proportionate service revenue increased by 14.9% due to the strong customer growth, partially offset by a fall in ARPU of 1.9%. The ARPU decline primarily resulted from an increase in the proportion of family share customers and voice tariff pricing changes implemented early in 2005, which included increases in the size of bundled minute plans.

Non-voice service revenue increased by more than 100% compared with the previous financial year and represented 8.9% of service revenue for the current year. Continued increases in messaging revenues were augmented by strong growth from data products, including Verizon Wireless’ consumer broadband multimedia offering, wireless email and broadband data card service. Verizon Wireless’ next-generation EV-DO network is currently available to about 150 million people, approximately half the US population. This investment has paved the way for the launch of innovative new data services in areas such as full track music downloads and location based services.

EBITDA margins continued to improve, with a 0.5 percentage point increase in the current financial year to 38.0%, maintaining a leading cost efficiency position in the US market. In local currency, the Group’s share of Verizon Wireless’ operating profit increased by 21.5%. The Group’s share of the tax attributable to Verizon Wireless of £116 million for the year ended 31 March 2006 relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Vodafone and Verizon Wireless are engaged in a number of joint projects, predominantly focusing upon bringing global services to their customers. The financial year saw the introduction of two new data roaming services for Verizon Wireless customers, in addition to the launch of new handsets for the global phone proposition, all of which leverage the Vodafone footprint.

Verizon Wireless continued to strengthen its spectrum position with the completion of the purchase of several key spectrum licences, including licences from Nextwave, Leap Wireless and Metro PCS, and through participation in the FCC’s Auction 58, which took place in February 2005, with licences being granted in May 2005.

OTHER MOBILE OPERATIONS

Financial highlights		Year ended 31 March
		2006	2005	% change
		£m	£m	£	Organic

Total revenue	Subsidiaries	7,812	6,474	20.7
	Joint ventures	1,470	1,184	24.2
	Less: intra-segment revenue	(32)	(21)	52.4
		9,250	7,637	21.1	12.6

Adjusted operating	Subsidiaries	1,445	1,368	5.6
profit	Joint ventures	363	305	19.0
	Associated undertakings	695	671	3.6
		2,503	2,344	6.8	6.4

Trading results	Voice services	7,313	6,070	20.5
	Non-voice services - messaging	1,017	790	28.7
	- data	200	113	77.0
	Total service revenue	8,530	6,973	22.3
	Net other revenue(1)	137	110	24.5
	Interconnect costs	(1,698)	(1,367)	24.2
	Other direct costs	(727)	(568)	28.0
	Net acquisition costs(1)	(443)	(393)	12.7
	Net retention costs(1)	(358)	(267)	34.1
	Payroll	(624)	(531)	17.5
	Other operating expenses	(1,531)	(1,140)	34.3
	EBITDA	3,286	2,817	16.6	6.6
	Acquired intangibles amortisation	(157)	–
	Purchased licence amortisation	(129)	(100)	29.0
	Depreciation and other amortisation	(1,192)	(1,044)	14.2
	Share of result in associates	695	671	3.6
	Adjusted operating profit	2,503	2,344	6.8	6.4

	EBITDA margin	35.5%	36.9%

Share of result in	Operating profit	1,044	1,020	2.4
associated	Interest	(20)	(7)	185.7
undertakings	Tax	(329)	(342)	(3.8)
		695	671	3.6

(1)	Total revenue includes £583 million (2005: £554 million), which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results
See page 41 for definition of terms

Total revenue for the Group’s Other Mobile Operations increased by 21.1%, or 12.6% on an organic basis. The net impact of acquisitions in the Czech Republic, India, Romania and South Africa and the disposal of the Group’s Swedish operations during the year ended 31 March 2006 increased reported revenue growth by 6.8%. Favourable exchange rate movements accounted for 1.7% of the remaining difference between reported and organic growth. The increase in total service revenue was principally driven by an increase in the average customer base of 26.5% excluding the impact of the acquisitions and disposal and of 44.0% including the impact of the acquisitions and disposal. This effect was partially offset by cuts in termination rates in certain markets, reduced ARPU from the launch of more competitive tariffs and an increase in the number of lower usage prepaid customers. Excluding the impact of termination rate cuts, service revenue growth would have been 25.0%. Messaging and non-messaging data revenue grew strongly, increasing by 18.6% and 74.1%, respectively, on an organic basis and by 28.7% and 77.0%, respectively, including the impact of acquisitions, disposals and exchange rate movements.

The EBITDA margin decreased by 1.4 percentage points, primarily as a result of an increase in the Group’s charge for the use of the brand and related trademarks, which amounted to a 0.5 percentage point fall in the EBITDA margin, and a reduction in margins in certain highly competitive markets, in particular Australia and the Netherlands, though these factors were partially offset by the higher margin contributed by acquisitions in the year and the impact of the disposal of the Group’s Swedish operations.

Adjusted operating profit increased by 6.8%, or 6.4% on an organic basis, over the comparative period, with 0.5% of the difference due to the acquisitions and disposal in the current financial year, offset by 0.9% resulting from favourable foreign exchange rate movements. The reported growth in adjusted operating profit in the year was a result of the increase in EBITDA offset by higher depreciation and purchased licence amortisation, following the launch of 3G services in Australia and New Zealand, and the amortisation of identifiable intangible assets from the acquisitions in the current financial year.

Other Mobile subsidiaries

In Greece, service revenue grew by 9.4% when measured in local currency, due primarily to a 13.6% rise in the average customer base. ARPU decreased by 3.7% year-on-year, mainly due to a reduction in termination rates of 16.8% in September 2004. In local currency, service revenue growth was 12.0% excluding the termination rate cut. An increasing emphasis on retaining customers by encouraging prepaid to contract customer migration resulted in churn decreasing to 25.0% for the current financial year from 29.7% in the previous year.

Service revenue in Egypt, when measured in local currency, grew by 36.2%, primarily as a result of an increase in the average prepaid customer base of 82.0% which was driven by new innovative tariffs improving access and affordability in the market place. Revenue market share increased by 3.8 percentage points in the 2006 financial year to 51.8%.

Competition in Portugal intensified during the year with aggressively priced no-frills offerings by competitors which, combined with cuts in the termination rate which resulted in the average termination rate this year being 28.3% lower than last year, led to local currency service revenue growth being restricted to 1.6%.

In the Netherlands, an increase of 3.5% in service revenue and a 10.0% growth in the average customer base was achieved.

Vodafone Australia increased its customer base by 16.0%, and local currency service revenue by 11.8% due to the popularity of its capped plans, which have resulted in a significant increase in outgoing voice usage, whilst adversely impacting outgoing voice revenue per minute and interconnect costs. 3G services were launched on 31 October 2005, with strong uptake resulting in 171,000 consumer 3G devices being registered on the network by 31 March 2006.

New Zealand achieved service revenue growth of 8.5%, driven by a 12.3% growth in the average customer base, due principally to the launch of competitive promotions during the year. 3G services were launched on 10 August 2005, with 103,000 3G devices registered by the end of the financial year.

In Ireland, service revenue grew by 5.9%, primarily due to an increase of 9.2% in total voice usage following a 5.9% increase in the average customer base. Voice usage per customer in Ireland remains the highest of all Vodafone’s European subsidiaries.

On 5 January 2006, the Group announced that it had completed the sale of its 100% interest in Vodafone Sweden to Telenor, the pan-Nordic telecommunications operator. Vodafone and Telenor have agreed the terms of a Partner Market Agreement in Sweden, allowing Telenor’s mobile customers in Sweden and Vodafone customers to continue to benefit from Vodafone’s global brand, products and services in Sweden.

Service revenue growth in Hungary and Albania, when measured in local currency, was 13.9% and 16.2% respectively. Vodafone Romania increased service revenue by 39.0% in local currency compared with the previous financial year, assuming the Group’s increased equity interest is reflected in the whole of the current and prior financial year. Additionally, Vodafone’s newly acquired subsidiaries in the Czech Republic and Romania have performed ahead of the Group’s expectations at the time of the acquisition.

Other Mobile joint ventures

Average proportionate customers for the Group’s joint ventures, excluding Italy, grew organically by 43.4% in the year to 31 March 2006, with strong growth in markets with relatively low penetration rates. The customer growth was the primary reason for the 19.0% increase in adjusted operating profit for other mobile joint ventures.

During the financial year, the Group completed the acquisition of a 10% economic interest in Bharti Tele-Ventures Limited (now renamed Bharti Airtel Limited), a leading national mobile operator in India.

The Group also increased its effective shareholding in its joint venture in South Africa, Vodacom, from 35% to approximately 50% following the acquisition of VenFin Limited.

Other Mobile associated undertakings

SFR, the Group’s associated undertaking in France, reported strong growth in revenue and operating profit, principally as a result of an 8.1% increase in average customers compared with the previous financial year. Usage of both voice and non-voice services increased in the year and SFR had a total of 5,268,000 Vodafone live! customers at 31 March 2006. SFR continues to grow its 3G base and at 31 March 2006 had registered 1,352,000 3G devices on its network.

On 30 November 2005, the French competition authority fined SFR €220 million for engaging in anti-competitive agreements that distorted market competition. SFR is in the process of appealing this decision.

On 7 April 2006, the Swiss Competition Commission notified Swisscom Mobile, the Group’s associated undertaking in Switzerland, of its intention to impose a fine of CHF489 million in relation to abusive pricing on the mobile wholesale call termination market between 1 April 2004 and 31 May 2005.

Other Mobile investments

China Mobile, in which the Group has a 3.27% stake, and is accounted for as an investment, grew its customer base by 21.9% in the year to 260.6 million at 31 March 2006. Dividends of £41 million were received in the year.

COMMON FUNCTIONS

Financial highlights	Year ended 31 March
	2006	2005	% change
	£m	£m	£

Revenue	145	123	17.9

EBITDA	275	(19)
Depreciation and other amortisation	(72)	(66)
Share of result in associated undertakings	8	–
Adjusted operating profit/(loss)	211	(85)

See page 41 for definition of terms

Common functions include the results of Partner Markets and unallocated central Group costs and charges. Adjusted operating profit increased primarily due to a revision of the charges made to Vodafone operating companies for the use of the Vodafone brand and related trademarks which took effect from 1 April 2005.

OTHER OPERATIONS

Financial highlights		Year ended 31 March
		2006	2005	% change
		£m	£m	£

Revenue	Germany	1,320	1,095	20.5
	Other	19	-
		1,339	1,095	22.3

Adjusted operating profit/(loss)	Germany	139	64	117.2
	Other	(20)	(45)
		119	19
See page 41 for definition of terms

Other operations comprise interests in fixed line telecommunications businesses in Germany, France and India.

Germany

In local currency, Arcor’s revenue increased by 20.7%, primarily due to customer and usage growth, partially offset by tariff decreases in the competitive market. The incumbent fixed line market leader continues to drive this intensive competition, although Arcor further strengthened its position as the main competitor. Contract ISDN voice customers increased by 103% to 1,447,000 and DSL (broadband internet) customers by 166% to 1,209,000 in the current financial year. Arcor increased its share of the DSL market to 11%. Revenue growth and cost efficiencies led to the substantial improvement in adjusted operating profit.

Other

The merger of Cegetel, the Group’s associated undertaking, and Neuf Telecom closed on 22 August 2005, giving the Group a proportionate interest of 12.4% in the leading alternative operator for fixed line telecommunications services in France. The new entity, Neuf Cegetel, has the largest alternative broadband network in France, with 70% population coverage.

DISCONTINUED OPERATIONS – JAPAN

	Financial highlights	Year ended 31 March
		2006	2005	% change
		£m	£m	£

	Revenue	7,268	7,395	(1.7)

	Adjusted operating profit	455	664
	Impairment loss	(4,900)	-
	Operating (loss)/profit	(4,445)	664
	Non-operating income and expense	-	13
	Net financing costs	(3)	(11)
	Tax on (loss)/profit(1)	(140)	436
	(Loss)/profit from discontinued operations	(4,588)	1,102

KPIs	Closing customers (‘000)	15,210	15,041	1.1
	Average monthly ARPU	¥5,889	¥6,148	(4.2)

	(1)

Included a deferred tax credit of £599 million in the year to 31 March 2005 in respect of losses in Vodafone Holdings K.K. which became eligible for offset against profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.

See page 41 for definition of terms

On 17 March 2006, the Group announced that an agreement had been reached to sell its 97.7% interest in Vodafone Japan to Softbank. This resulted in the Group’s operations in Japan being classified as an asset held for sale and being presented as a discontinued operation. The disposal was completed on 27 April 2006.

Following the announcement on 17 March 2006, the Group recognised an impairment loss of £4,900 million in respect of Vodafone Japan. The recoverable amount of Vodafone Japan represented the fair value less costs to sell.

GLOBAL SERVICES

One Vodafone

The One Vodafone initiatives are aimed at achieving savings in operating expenses and enhancing revenue for the Group’s controlled mobile businesses and the Group’s jointly controlled mobile business in Italy, excluding the mobile businesses acquired since the 2004 financial year. The Group has previously targeted that, in the 2008 financial year, operating expenses, being the aggregate of payroll, other operating expenses and capitalised fixed asset additions, will be broadly similar to those for the 2004 financial year, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.

The Group has also previously targeted mobile capitalised fixed asset additions in the 2008 financial year to be 10% of mobile revenue as a result of the initiatives.

Further, revenue enhancement initiatives have been expected to deliver benefits equivalent to at least 1% additional revenue market share in the 2008 financial year compared with the 2005 financial year, which the Group is measuring in Germany, Italy, Spain and the UK against its principal competitors.

The Group has updated its One Vodafone targets to reflect both the new organisational structure and additional cost saving initiatives.

Capitalised fixed asset additions are expected to be 10% of revenues in the 2008 financial year for the total of the Group’s Europe region and its common functions.

The Group now expects total payroll and other operating expenses alone to be broadly stable in the 2008 financial year when compared with the 2006 financial year for the total of the Group’s Europe region and its common functions, assuming no significant changes in exchange rates, after adjusting for acquisitions and disposals and excluding the potential impact from its New Businesses unit and any one off business restructuring costs.

The objective for the 2006 financial year has been to commence implementation of the plans outlined last year. Significant benefits are expected in the 2007 financial year, with the full targets expected to be met in the 2008 financial year.

The One Vodafone programme has focused on six key initiatives, as follows:

•      The network and supply chain management initiative has driven prices down over the last two years in the radio network area through competitive bidding via e-auctions and standardising specifications for base stations, accessories and operating costs. In core networks, the Group is advancing towards an all IP based network, thereby simplifying and reducing the number of component parts and leading to lower costs. Through increasing the amount of self built transmission, both through microwave links and owned dark fibre, costs are being reduced and future cost escalation will be limited as the volume of data traffic grows.

•      The service platforms initiative has created a shared service organisation to host the European development and operations of services. The shared service organisation is now providing a hosting service for the Vodafone live! portal for seven of the Group’s mobile operating subsidiaries, the Group’s joint venture in Italy and two Partner Markets. Other platforms are also being migrated and new services are being implemented, for the first time, solely on the shared service platform. The centralisation is designed not only to reduce costs but also to increase revenue through reduced time to market for new products and services.

•      The IT initiative focuses on the two areas of data centres and application development. For data centres, which host the servers to support billing and customer relationship management systems, consolidation is underway, with migrations of all of the Southern European, German and Dutch data centres completed in the year, and work is progressing on the UK and Ireland data centres following the completion of the planning phase in the 2006 financial year. The remaining part of the IT effort is focused on driving efficiencies in application development and maintenance, which will continue through to 2008 and beyond. Activities in both these areas are enabling the Group to leverage its global purchasing power and drive operational excellence.

•      The customer management programme is focused on driving segment and value based service differentiation to improve customer satisfaction, generate revenue and reduce churn. During the 2006 financial year, achievements included the launch of a common customer management service strategy, the implementation of a cross operating company network of specialised roaming customer care teams to improve service for our roaming customers and the roll out of a number of best practice activities to a number of operating companies.

•      The focus of the terminals programme is to provide an end to end process for delivering terminals to our customers, driving benefits from scale and reduced time to market. At present, the procurement of approximately four out of five handsets in the Group’s mobile operating subsidiaries and joint venture in Italy are negotiated globally, providing the Group with scale advantages. In addition, complexity in handsets is being reduced by standardising components and the move to a smaller number of technology platforms. It is expected that these activities, together with the launch of exclusive Vodafone branded handsets, will drive incremental revenue benefits, as well as cost savings, through reduced churn and higher ARPU per handset.

•                  Finally, the focus of the roaming initiative is to transform customers’ roaming experience, primarily through reducing barriers to usage by providing better value when they travel abroad. In addition, providing the best value inter-operator tariffs and consolidating certain roaming support activities are key goals of the programme. Vodafone Passport has been launched in 13 markets and over 6 million customers have signed up to the service at 31 March 2006.  Improvements in customer satisfaction and a higher proportion of customers roaming on to Vodafone networks have been observed.

PRODUCTS AND SERVICES

Summary of the availability of the Group’s key product and services

		Number of markets at 31 March 2006			At 31 March 2006
	Markets launched during the year	Subsidiaries and joint ventures	Associates	Partner Markets	Number of devices/customers on controlled and jointly controlled networks (‘000)
Vodafone live!(1)	4	14	3	7	27,070
Vodafone live! with 3G(1)	5	11	3	3	7,721
Vodafone Mobile Connect 3G/GPRS data card(1)	8	13	3	8	648
BlackBerry from Vodafone(2)	7	13	3	9	426
Vodafone Wireless Office(2)	1	11	1	2	1,509
Vodafone Passport(2)	13	11	1	1	5,586
Vodafone Simply(1)	17	12	2	3	398

Notes:

(1)     Device based measure

(2)     Customer based measure

Vodafone live!

Vodafone live!, the Group’s integrated communications and multimedia proposition targeted primarily at the young adult segment, has continued to grow strongly.  During the 2006 financial year, 23 new devices have been added to the Vodafone live! portfolio, with an increased emphasis on exclusive and customised devices.

Throughout the 2006 financial year, Vodafone has continued to develop standards in the areas of terminals, platforms, games, digital rights management and MMS.  These initiatives are expected to lead to increased speed to market and better services for customers.

Vodafone live! with 3G

Vodafone live! with 3G now has an expanded portfolio of 35 devices, with 17 new 3G devices having been added to the portfolio during the 2006 financial year.

An enhanced mobile experience gives Vodafone live! with 3G customers access to a unique range of high quality content and communication services such as news broadcasts, sports highlights, music videos, movie trailers and a host of other video content.  The Group continues to work with leading content partners to enhance the mobile TV and film content offering. The 3G service also supports full track music downloads, which allow customers to use their phone to listen to music, choosing from a range that currently includes more than 600,000 music tracks. Using the 3G service, customers can also download live performance videos and stream clips direct to their mobiles.  The line up of mobile games for Vodafone live! with 3G customers to download is continually expanding.

In the coming year, Vodafone will continue to enhance the music offering with the introduction of Vodafone Radio DJ, a personalised, interactive radio service streamed to both 3G phones and PCs.  Customers will have access to hundreds of thousands of tracks and will be able to personalise radio channels to their taste.  This service will be offered on a monthly subscription, giving unlimited listening time, and is due for release in more than 20 countries over the next twelve months.

Vodafone Mobile Connect data cards

The Vodafone Mobile Connect data card provides simple and secure access to existing business information systems such as email, corporate applications, company intranets and the internet for customers on the move.  Access speeds range from up to 384 kilobits per second when connected to a 3G network to 1.2 megabits per second when connected to a network enabled with HSDPA technology (“3G broadband”). The Vodafone Mobile Connect with 3G broadband data card has recently been launched in five markets, with other markets to follow, and Vodafone Mobile Connect data cards continue to be available in an increasing number of distribution channels.

During the 2006 financial year, Vodafone announced the launch of the Built-in 3G broadband from Vodafone proposition with Acer, Dell and Lenovo notebooks. The roll out of the notebooks will further enhance the choices available to Vodafone customers for high speed mobile working.

Roaming

On 8 May 2006, the Group announced that average European roaming costs for Vodafone customers will be cut by at least 40% by April 2007, when compared to the period from June to August 2005.  This is expected to benefit over 30 million Vodafone customers who roam every year and will see the average cost of roaming in Europe fall from over 90 eurocents to less than 55 eurocents per minute.  The average saving was determined by calculating the expected cost per minute for all Vodafone’s European customers who roam within the EU during the month of April 2007 and comparing this to the average cost per minute for all European customers who roamed within the EU during the period from June to August 2005.

Vodafone also announced that it will enter into reciprocal wholesale arrangements with any other European operator at no more than 45 eurocents per minute for voice calls within the EU from October 2006. This will enable both Vodafone and other European mobile operators to continue to lower the cost of roaming to customers outside of their own networks.

Vodafone Passport

Vodafone Passport introduced a new roaming pricing structure for calls made on Vodafone and partner networks, enabling customers to “take their home tariff abroad” and offering greater price transparency and certainty to customers when using roaming services abroad.  Whilst abroad, customers can make calls using their domestic tariff, in some cases including free minute bundles, and receive calls at no charge, all for a one off connection fee per call.

Vodafone Simply

The Vodafone Simply proposition is predominantly targeted at the adult personal user segment and has been developed to help customers who are less comfortable with the full capabilities of mobile technology but still would like to access the mobile experience. The proposition includes exclusively developed, ‘easy to use’ mobile phones with uniquely developed user interfaces accompanied with tariff plans and a tailored retail and customer support experience.

Vodafone Wireless Office

Vodafone Wireless Office offers companies the opportunity to reduce the number of fixed desk phones, facilitating the move of voice minutes from the fixed to the mobile network through a solution that includes elements that match or better fixed line call costs, desk phone functionality and user experience.  A closed user group tariff, allowing employees to call each other for a flat monthly fee and an option that allows users to drive their mobile phone from their PC or laptop are key aspects of the offer.

Other Business Services

Demand for handheld solutions that allow real-time access to email, calendar, contact and other applications, beyond the wireless enablement of notebook computers has continued to increase with the BlackBerry from Vodafone proposition.

FINANCIAL UPDATE

INCOME STATEMENT

Investment income and Financing costs

	2006	2005
	£m	£m

Investment income	353	294

Financing costs	(1,120)	(880)
	(767)	(586)

Analysed as:
- Net financing costs before dividends from investments	(318)	(293)
- Potential interest charges arising on settlement of outstanding tax issues	(329)	(245)
- Changes in fair value of equity put rights and similar arrangements (see note 5)	(161)	(67)
- Dividends from investments	41	19
	(767)	(586)

Net financing costs before dividends from investments increased by 8.5% to £318 million as an increase in average net debt compared to the previous year was partially offset by gains on mark to market adjustments on financial instruments in the current financial year.  At 31 March 2006, the provision for potential interest charges arising on settlement of outstanding tax issues was £896 million.

Taxation

	2006 £m	2005 £m

Tax on (loss)/profit	2,380	1,869
Share of associated undertakings’ tax	443	448
Adjusted tax on (loss)/profit	2,823	2,317

(Loss)/profit before tax	(14,853)	7,285
Less:
- Share of associated undertakings’ non-operating income	(17)	-
- Impairment losses	23,515	475
- Other income and expense	(15)	-
- Non-operating income and expense	2	5
- Change in fair value of equity put rights and similar arrangements	161	67
Adjusted profit before tax	8,793	7,832
Add: Share of associated undertakings’ tax and minority interest	495	492
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	9,288	8,324
Adjusted effective tax rate	30.4%	27.8%

The adjusted effective tax rate for the year to 31 March 2006 is 30.4% compared to 27.8% for the prior year.  The Group’s adjusted effective tax rate is lower than the Group’s weighted average tax rate as a result of the repurchase of shares in Vodafone Italy and favourable tax settlements but has increased compared to the previous year as the prior year benefited from the finalisation of the reorganisation of the Group’s German operations.

The effective tax rate for the year ending 31 March 2007 is expected to increase by a similar amount to the increase for the 2006 financial year, primarily due to one off restructuring benefits in the 2006 financial year.

The Group has previously indicated that in the three year period ending 31 March 2009 it expects a number of long standing tax issues to be resolved.  The Group estimates that tax payments of approximately £5 billion could be made over that period, together with associated interest costs, including a potentially material amount relating to CFC litigation.

(Loss)/earnings per share for continuing operations

Adjusted earnings per share increased by 13.0% from 8.95 pence to 10.11 pence for the year to 31 March 2006.  Basic earnings per share fell from 8.12 pence to a loss per share of 27.66 pence for the 2006 financial year.

Adjusted earnings per share is stated before a charge of 37.56 pence per share in relation to an impairment of the carrying value of goodwill, a further charge of 0.26 pence for the change in fair value of equity put rights and similar arrangements and a credit of 0.05 pence per share for the non-recurring amounts relating to business acquisitions and disposals.

Total shareholder returns

Dividends

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August.  The Board expects that the Company will continue to pay dividends semi-annually.  In November 2005, the Board declared an interim dividend of 2.20 pence per share, representing a 15% increase over last year’s interim dividend.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.

Consistent with this, and developments to the Group’s strategy, the Board has decided to target a 60% dividend pay out ratio taking effect for the 2006 financial year.  The Board is, therefore, recommending a final dividend of 3.87 pence, representing a 79.2% increase over last year’s final dividend and bringing the total dividend for the year to 6.07 pence, an increase of 49.1% on last year’s total dividend.  The dividend pay out ratio, being the declared interim and proposed final dividends per share as a percentage of adjusted earnings per share from continuing operations, in respect of the 2006 financial year of 60%, compares favourably with a pay out ratio for the 2005 financial year of 45%.  It is the intention to grow future dividends on an annual basis in line with underlying earnings growth, maintaining dividends per share at approximately 60% of adjusted earnings per share.

The ex-dividend date is 7 June 2006 for ordinary shareholders, the record date for the final dividend is 9 June 2006 and the dividend is payable on 4 August 2006.

Special distribution of £9 billion

On 17 March 2006, the Group stated that it will make a special distribution to shareholders of approximately £6 billion in the 2007 financial year of the £6.9 billion cash received following the completion of the sale of Vodafone Japan.  Through targeting a lower credit rating, the Group now plans to return a further £3 billion, resulting in a total distribution of approximately £9 billion.

This equates to 15 pence per ordinary share.  Subject to shareholder approval, the method of distribution will be in the form of a B share arrangement with a share consolidation, which will reduce the Company’s shares in issue.  The B share arrangement provides for shareholder flexibility as to when and how cash is received, thereby allowing income tax and capital gains management for some shareholders.  The Company will post a circular to shareholders, with full details of the B share arrangement and the consolidation, on or around 13 June 2006.

The consolidation, which will replace existing ordinary shares with fewer new ordinary shares, is intended to maintain the share price, subject to normal market movements, and, consequently, historic comparability.  For non-US shareholders, the B shares will be redeemed by default, with shareholders receiving a capital distribution.  They may, however, elect for certain alternatives.  Non-US shareholders can elect to receive the 15 pence as a one off dividend or elect to receive the capital distribution over time at pre-determined dates.  Payment in respect of the initial redemption is intended to be made on 11 August 2006 and for any shareholders electing to receive the one off 15 pence per B share dividend payment is also intended to be made on 11 August 2006.  We expect that US shareholders and ADR holders will only be entitled to receive the return as a one off dividend.

Share purchases

When considering how increased returns to shareholders can be provided in the form of share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.

On 24 May 2005, the Board allocated £4.5 billion to the share purchase programme for the year to 31 March 2006, which was subsequently increased to £6.5 billion.  For the period from 1 April 2005 to 31 March 2006, the Company purchased 4,848 million shares at a cost of £6.5 billion.  No shares have been purchased since 31 March 2006.  In addition to ordinary market purchases, the Company placed irrevocable purchase instructions prior to the start of some of the close periods and in advance of quarterly KPI announcements.

At its Annual General Meeting (“AGM”) on 26 July 2005, the Company received shareholder approval to purchase up to 6.4 billion shares of the Company.  This approval will expire at the conclusion of the Company’s AGM on 25 July 2006.  Shares can be purchased on market on the London Stock Exchange at a price not exceeding 105% of the average middle market quotation for such shares on the five business days prior to the date of purchase and otherwise in accordance with the rules of the Financial Services Authority.  Purchases are made only if accretive to adjusted earnings per share.

As a result of targeting a lower credit rating and the £9 billion special distribution, the Group has no current plans for further share purchases or other one off shareholder returns.

Treasury shares

The Companies Act 1985 permits companies to purchase their own shares out of distributable reserves and to hold shares with a nominal value not to exceed 10% of the nominal value of their issued share capital in treasury.  If shares in excess of this limit are purchased they must be cancelled.  In the 2006 financial year, 2,250 million treasury shares were cancelled.  Whilst held in treasury no voting rights or pre-emption rights accrue and no dividends are paid in respect of treasury shares.  Treasury shares may be sold for cash; transferred (in certain circumstances) for the purposes of an employee share scheme; or cancelled.  If treasury shares are sold, such sales are deemed to be a new issue of shares and will accordingly count towards the 5% of share capital which the Company is permitted to issue on a non pre-emptive basis in any one year as approved by its shareholders at the AGM.  Distributable reserves are increased by the proceeds of any sale of treasury shares up to the amount of the original purchase price, whereas no increase would arise from the sale of non-treasury shares.  Any excess above the original purchase price must be transferred to the share premium account.  The movement in treasury shares during the financial year is shown below:

	Number million	£ million

1 April 2005	3,814	5,121

Repurchase of shares	4,848	6,500

Cancellation of shares	(2,250)	(3,053)

Re-issue of shares	(279)	(370)

31 March 2006	6,133	8,198

CASH FLOWS AND FUNDING

During the year to 31 March 2006, the Group increased its net cash inflow from operating activities by 7.9% to £11,841 million and generated £7,119 million of free cash flow, as analysed in the following table:

	2006 £m	2005 £m	% change

Net cash inflow from operating activities	11,841	10,979	7.9

– Continuing operations	10,190	9,240	10.3
– Discontinued operations	1,651	1,739	(5.1)

Add: Taxation	1,682	1,578	6.6

Purchase of intangible fixed assets	(690)	(699)	(1.3)
Purchase of property, plant and equipment	(4,481)	(4,279)	4.7
Disposal of property, plant and equipment	26	68	(61.8)

Operating free cash flow	8,378	7,647	9.6

– Continuing operations	7,695	6,344	21.3
– Discontinued operations	683	1,303	(47.6)

Taxation	(1,682)	(1,578)	6.6
Dividends received from associated undertakings (1)	835	1,896	(56.0)
Dividends paid to minority shareholders in subsidiary undertakings	(51)	(32)	59.4
Dividends received from investments	41	19	115.8
Interest received	319	339	(5.9)
Interest paid	(721)	(744)	(3.1)

Free cash flow	7,119	7,547	(5.7)

– Continuing operations	6,418	6,592	(2.6)
– Discontinued operations	701	955	(26.6)

(1)     Year to 31 March 2006 includes £511 million (2005: £616 million) from the Group’s interest in SFR and £195 million (2005: £923 million) from Group’s interest in Verizon Wireless

Free cash flow decreased primarily as a result of lower dividends received from associated undertakings, partially offset by an improved net cash inflow from operating activities.

An analysis of net debt for continuing operations is as follows:

	2006 £m	2005 £m

Cash and cash equivalents (as presented in the consolidated cash flow statement)	2,932	3,726
Bank overdrafts	18	43
Cash and cash equivalents for discontinued operations	(161)	-
Cash and cash equivalents (as presented in the consolidated balance sheet)	2,789	3,769

Trade and other receivables(1)	310	408
Trade and other payables(1)	(219)	(79)
Short-term borrowings	(3,448)	(2,003)
Long-term borrowings	(16,750)	(13,190)
	(20,107)	(14,864)

Net debt as extracted from the consolidated balance sheet	(17,318)	(11,095)
Net debt related to discontinued operations	-	920

Net debt related to continuing operations	(17,318)	(10,175)

(1)     Certain mark to market adjustments on financing instruments are included within trade and other receivables and trade and other payables

Consistent with development of its strategy, the Group is now targeting low single A long term credit ratings from Moody’s, Fitch Ratings and Standard & Poor’s having previously managed the capital structure at single A credit ratings.  Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

In aggregate, the Group has committed facilities of approximately £7,833 million, of which £6,362 million was undrawn and £1,471 million drawn at 31 March 2006.  The undrawn facilities include a $5.0 billion Revolving Credit Facility that matures in June 2012 and a $5.9 billion Revolving Credit Facility that matures in June 2009.  Both facilities support US and Euro commercial paper programmes of up to $15 billion and £5 billion respectively.  At 31 March 2006, $696 million (£400 million) was drawn under the US commercial paper programme and £285 million and $80 million (£46 million) were drawn under the Euro commercial paper programme.  Other undrawn facilities of £65 million are specific to the Group’s subsidiary in Egypt.

The drawn facilities above include a ¥259 billion term credit facility, maturing in March 2011, entered into by Vodafone Finance K.K. in December 2005 that was used to repay a ¥225 billion term credit facility, due to mature in January 2007.

In the year to 31 March 2006, bonds with a nominal value of £5.2 billion were issued under the US Shelf and the Euro Medium Term Note Programme, to bring the nominal value of the total amount of bonds outstanding to £15,389 million at 31 March 2006, including $207 million of bonds that were assumed as part of the acquisition of MobiFon S.A. and Oskar Mobil a.s. on 31 May 2005.  The bonds issued during the 2006 financial year were as follows:

Date bond issued	Maturity of bond	Currency	Amount million	US shelf programme or Euro Medium Term Note (EMTN) programme
8 August 2005	15 September 2015	USD	750	US Shelf
8 September 2005	8 September 2014	GBP	350	EMTN
29 November 2005	29 November 2012	EUR	750	EMTN
29 December 2005	29 June 2007	USD	1,850	US Shelf
29 December 2005	28 December 2007	USD	750	US Shelf
8 February 2006	17 July 2008	EUR	1,250	EMTN
16 March 2006	28 December 2007	USD	750	US Shelf
16 March 2006	15 June 2011	USD	1,100	US Shelf
16 March 2006	15 March 2016	USD	750	US Shelf

In addition to the facilities above, the Group’s discontinued operation in Japan had a ¥8 billion (£39 million) loan facility that was fully drawn at 31 March 2006.  Vodafone Japan also had bonds outstanding at 31 March 2006 of ¥125 billion (£612 million).  The loans and bonds were included in the disposal of Vodafone Japan on 27 April 2006.

On 19 April 2005, the Board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion), which was subsequently approved by the shareholders of Vodafone Italy.  The buy back took place in two tranches; the first occurred on 24 June 2005 and the second on 7 November 2005.  As a result, Vodafone received €6.1 billion (£4.2 billion) and Verizon Communications Inc. received €1.8 billion (£1.2 billion).  After the transaction, Vodafone and Verizon Communications Inc. shareholdings in Vodafone Italy remained at approximately 77% and 23%, respectively.  At 31 March 2006, Vodafone Italy had net cash on deposit with Group companies of €2.3 billion (£1.6 billion).

SIGNIFICANT TRANSACTIONS

The Group invested a net £3,643 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the year to 31 March 2006 and an analysis of the significant transactions and the increases to the Group’s effective interest in the entities is shown below:

£m
Acquisitions:
Czech Republic (nil to 100%) and Romania (20.1% to 100%)(1)	1,840
South Africa (35.0% to 49.9%)(1)	1,444
India (nil to 10.0%)(1)	849
Disposals:
Sweden (100% to nil)	(658)
Other net acquisitions and disposals, including investments	168

3,643

(1)     Amounts are shown net of cash and cash equivalents acquired

The acquisitions in the Czech Republic, South Africa and India are discussed in more detail on page 34.  On 5 January 2006, the Group completed the sale of its entire interest in Vodafone Sweden to Telenor Mobile Holding AS.

Subsequent events

On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone Japan to Softbank.  The transaction completed on 27 April 2006, with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion).  In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan.  Softbank also assumed debt of approximately ¥0.13 trillion (£0.6 billion).

On 13 December 2005, the Group announced it had agreed to acquire substantially all the assets and business of Telsim Mobil Telekomunikasyon (“Telsim”) from the Turkish Savings Deposit and Investment Fund.  The Group is not acquiring Telsim’s liabilities, including those related to Motorola and Nokia, with the exception of certain minor employee-related liabilities.  In addition to the consideration price, the Group will be required to pay US$0.4 billion of VAT which will be recoverable against Telsim’s future VAT liabilities. Vodafone expects to recover this payment over the short to medium term.  The acquisition completed on 24 May 2006.  The cash paid on this date was US$4.67 billion (£2.6 billion).

CONSOLIDATED INCOME STATEMENT

	Notes	2006 £m	2005 £m

Revenue	2	29,350	26,678

Cost of sales		(17,070)	(15,800)

Gross profit		12,280	10,878

Selling and distribution expenses		(1,876)	(1,649)
Administrative expenses		(3,416)	(2,856)
Share of result in associated undertakings		2,428	1,980
Impairment losses	3	(23,515)	(475)
Other income and expense		15	-

Operating (loss)/profit	2	(14,084)	7,878

Non-operating income and expense		(2)	(7)
Investment income		353	294
Financing costs		(1,120)	(880)

(Loss)/profit before taxation		(14,853)	7,285

Tax on (loss)/profit	4	(2,380)	(1,869)

(Loss)/profit for the financial year from continuing operations		(17,233)	5,416

(Loss)/profit from discontinued operations		(4,588)	1,102

(Loss)/profit for the financial year		(21,821)	6,518

Attributable to:
– Equity shareholders		(21,916)	6,410
– Minority interests		95	108

Basic (loss)/earnings per share from continuing operations		(27.66)p	8.12p
Diluted basic (loss)/earnings per share from continuing operations		(27.66)p	8.09p
Basic (loss)/earnings per share on (loss)/profit for the financial year		(35.01)p	9.68p
Diluted basic (loss)/earnings per share on (loss)/profit for the financial year		(35.01)p	9.65p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2006 £m	2005 £m

Gains on revaluation of available-for-sale investments	705	106
Exchange differences on translation of foreign operations	1,494	1,488
Actuarial losses on defined benefit pension schemes	(30)	(79)
Revaluation gain	112	-
Transfer to the income statement on disposal of foreign operations	36	-

Net income recognised directly in equity	2,317	1,515

(Loss)/profit for the financial year	(21,821)	6,518

Total recognised income and expense relating to the financial year	(19,504)	8,033

Attributable to:
– Equity shareholders	(19,607)	7,958
– Minority interests	103	75

CONSOLIDATED BALANCE SHEET

	2006 £m	2005 £m

Non-current assets
Intangible assets	69,118	97,148
Property, plant and equipment	13,660	17,442
Investments in associated undertakings	23,197	20,234
Other investments	2,119	1,181
Deferred tax assets	140	1,184
Post employment benefits	19	12
Trade and other receivables	361	585
	108,614	137,786
Current assets
Inventory	297	440
Taxation recoverable	8	38
Trade and other receivables	4,438	5,164
Cash and cash equivalents	2,789	3,769
	7,532	9,411

Assets included in disposal group held for resale	10,592	-

Total assets	126,738	147,197

Equity
Called up share capital	4,165	4,286
Share premium account	52,444	52,284
Own shares held	(8,198)	(5,121)
Additional paid in capital	100,152	100,081
Capital redemption reserve	128	-
Accumulated other recognised income and expense	4,090	1,781
Retained losses	(67,356)	(39,511)
Total equity shareholders’ funds	85,425	113,800

Minority interests	(113)	(152)

Total equity	85,312	113,648

Non-current liabilities
Long-term borrowings	16,750	13,190
Deferred tax liabilities	5,670	4,849
Post employment benefits	120	136
Provisions for other liabilities and charges	265	319
Other payables	566	438
	23,371	18,932
Current liabilities
Short-term borrowings	3,448	2,003
Current taxation liabilities	4,448	4,353
Trade payables and other payables	7,477	8,033
Provisions for other liabilities and charges	139	228
	15,512	14,617

Liabilities included in disposal group held for resale	2,543	-

Total equity and liabilities	126,738	147,197

CONSOLIDATED CASH FLOW STATEMENT

	Note	2006 £m	2005 £m

Net cash flows from operating activities	7	11,841	10,979

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and jointly controlled entities, net of cash acquired		(4,186)	(2,461)
Disposal of interests in subsidiary undertakings, net of cash disposed		599	444
Purchase of intangible fixed assets		(690)	(699)
Purchase of property, plant and equipment		(4,481)	(4,279)
Purchase of investments		(57)	(19)
Disposal of property, plant and equipment		26	68
Disposal of investments		1	22
Loans to businesses sold or acquired businesses held for sale		-	110
Dividends received from associated undertakings		835	1,896
Dividends received from investments		41	19
Interest received		319	339

Net cash flows from investing activities		(7,593)	(4,560)

Cash flows from financing activities
Issue of ordinary share capital and re-issue of treasury shares		356	115
Net movement in short-term borrowings		708	-
Proceeds from issue of long term borrowings		5,256	-
Repayment of borrowings		(1,371)	(1,824)
Loans repaid to associated undertakings		(47)	(2)
Purchase of treasury shares		(6,457)	(4,053)
Equity dividends paid		(2,749)	(1,991)
Dividends paid to minority shareholders in subsidiary undertakings		(51)	(32)
Interest paid		(721)	(744)

Net cash flows from financing activities		(5,076)	(8,531)

Net decrease in cash and cash equivalents		(828)	(2,112)

Cash and cash equivalents at the beginning of the financial year		3,726	5,809
Exchange gain on cash and cash equivalents		34	29

Cash and cash equivalents at the end of the financial year		2,932	3,726

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

1                                         Basis of preparation

The preliminary results for the year ended 31 March 2006 are an abridged statement of the full Annual Report, which was approved by the Board of Directors on 30 May 2006.  The Auditors’ Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.  The preliminary results do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985.  The Annual Report for the year ended 31 March 2006 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting, to be held on 25 July 2006.

The preliminary results are prepared in accordance with International Financial Reporting Standards (“IFRS”) (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group) as adopted for use in the European Union (“EU”), the Companies Act 1985 and Article 4 of the IAS Regulations.  Financial information for the year ended 31 March 2005, presented as comparative figures in this report, has been restated from UK GAAP in accordance with IFRS as adopted for use in the EU.  The Group has adopted the Amendments to IAS 21, “The Effect of Changes in Foreign Exchange Rates”, with effect from 1 April 2004, being the date of transition to IFRS for the Group.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period.  Actual results could vary from these estimates.  The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

2                      Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses. Analyses of revenue and operating profit by geographical region and class of business are as follows:

Year ended 31 March 2006

Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(2) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m

Continuing operations

Mobile telecommunications:

Germany(1)	5,754	5,754	-	-	(64)	5,690	(91)	5,599

Italy(1)	4,363	-	4,363	-	(44)	4,319	-	4,319

Spain(1)	3,995	3,995	-	-	(105)	3,890	-	3,890

UK(1)	5,048	5,048	-	-	(65)	4,983	-	4,983

US(1)	-	-	-	-	-	-	-	-

Other mobile(1)	9,250	7,812	1,470	(32)	(121)	9,129	(1)	9,128

Common functions	145	(19)	126	-	126

Total	28,410	22,609	5,833	(32)	145	(418)	28,137	(92)	28,045

Other operations:

Germany(1)	1,320	1,320	-	-	-	1,320	(34)	1,286

Other(1)	19	-	19	-	-	19	-	19

Total	1,339	1,320	19	-	-	1,339	(34)	1,305

29,749	23,929	5,852	(32)	145	(418)	29,476	(126)	29,350

Discontinued operations

Japan(1)(4)	7,268	7,268	-	-	-	(2)	7,266	-	7,266

Segment result £m	Subsidiaries £m	Joint ventures £m	Common functions(2) £m	Associates £m	Operating profit £m	Other adjustments(3) £m	Adjusted operating profit £m

Continuing operations

Mobile telecommunications:

Germany(1)	(17,904)	(17,904)	-	-	(17,904)	19,400	1,496

Italy(1)	(1,928)	-	(1,928)	-	(1,928)	3,600	1,672

Spain(1)	968	968	-	-	968	-	968

UK(1)	698	698	-	-	698	-	698

US(1)	-	-	-	1,732	1,732	-	1,732

Other mobile(1)	1,296	933	363	712	2,008	495	2,503

Common functions	215	8	223	(12)	211

Total	(16,870)	(15,305)	(1,565)	215	2,452	(14,203)	23,483	9,280

Other operations:

Germany(1)	139	139	-	139	-	139

Other(1)	4	-	4	(24)	(20)	-	(20)

Total	143	139	4	(24)	119	-	119

(16,727)	(15,166)	(1,561)	215	2,428	(14,084)	23,483	9,399

Discontinued operations

Japan(1)(4)	(4,445)	(4,445)	-	–	–	(4,445)	4,900	455

(1)	Reportable segments
(2)	Common functions represents results from Partner Markets and unallocated central Group income and expenses
(3)

Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany, Italy and Sweden amounting to £23,515 million offset by £17 million of non-operating income in relation to the Group’s associated undertakings and £15 million of other items. The adjustment to discontinued operations represents an impairment loss following the announcement of the sale of Vodafone Japan

(4)	Operations relate entirely to the supply of mobile telecommunications services and products

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

2                      Segmental and other analyses (continued)

Year ended 31 March 2005

Segment Revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(2) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m

Continuing operations

Mobile telecommunications:

Germany(1)	5,684	5,684	-	-	(51)	5,633	(110)	5,523

Italy(1)	4,273	-	4,273	-	(36)	4,237	-	4,237

Spain(1)	3,261	3,261	-	-	(80)	3,181	-	3,181

UK(1)	5,065	5,065	-	-	(47)	5,018	-	5,018

US(1)	-	-	-	-	-	-	-	-

Other mobile(1)	7,637	6,474	1,184	(21)	(84)	7,553	-	7,553

Common functions	123	(5)	118	(1)	117

Total	25,920	20,484	5,457	(21)	123	(303)	25,740	(111)	25,629

Other operations:

Germany(1)	1,095	1,095	-	-	-	1,095	(46)	1,049

Other(1)	-	-	-	-	-	-	-	–	-

Total	1,095	1,095	-	-	-	1,095	(46)	1,049

27,015	21,579	5,457	(21)	123	(303)	26,835	(157)	26,678

Discontinued operations

Japan(1) (4)	7,396	7,396	-	-	(1)	7,395	-	7,395

Segment result £m	Subsidiaries £m	Joint ventures £m	Common functions(2) £m	Associates £m	Operating profit £m	Other adjustments(3) £m	Adjusted operating profit £m

Continuing operations

Mobile telecommunications:

Germany(1)	1,473	1,473	-	-	1,473	-	1,473

Italy(1)	1,694	-	1,694	-	1,694	-	1,694

Spain(1)	775	775	-	-	775	-	775

UK(1)	779	779	-	-	779	-	779

US(1)	-	-	-	1,354	1,354	-	1,354

Other mobile(1)	1,198	893	305	671	1,869	475	2,344

Common functions	(85)	(85)	-	(85)

Total	5,919	3,920	1,999	(85)	2,025	7,859	475	8,334

Other operations:

Germany(1)	64	64	-	-	64	-	64

Other(1)	-	-	-	(45)	(45)	-	(45)

Total	64	64	-	(45)	19	-	19

5,983	3,984	1,999	(85)	1,980	7,878	475	8,353

Discontinued operations

Japan(1)(4)	664	664	-	-	664	-	664

(1)	Reportable segments
(2)	Common functions represents results from Partner Markets and unallocated central Group income and expenses
(3)	Impairment to the carrying value of goodwill relating to Vodafone Sweden
(4)	Operations relate entirely to the supply of mobile telecommunications services and products

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

3                      Impairment losses

	2006 £m	2005 £m

Germany	19,400	-
Italy	3,600	-
Sweden	515	475
	23,515	475

Germany and Italy

The carrying value of goodwill of the Group’s mobile operations in Germany and Italy, with each representing a reportable segment, has been impaired due to Vodafone having revised its view of medium to longer term prospects for these businesses given certain developments in the current market environment.

The German market has seen recent intensification in price competition, principally from new market entrants, together with high levels of penetration and continued regulated reductions in incoming call rates.

In Italy, competitive pressures are increasing with the mobile network operators competing aggressively on subsidies and, increasingly, on price.

Sweden

The impairment of the carrying value of goodwill in relation to Vodafone Sweden in the year to 31 March 2006 resulted from fierce competition in the Swedish market combined with onerous 3G licence obligations. Vodafone Sweden represents the Group’s entire business operation in Sweden and forms part of the Group’s Other Mobile Operations, which is a reportable segment. The recoverable amount of Vodafone Sweden was based on the fair value less costs to sell, reflecting the announcement on 31 October 2005 that the Group’s 100% interest in Vodafone Sweden was to be sold. The sale completed on 5 January 2006 with net cash proceeds, after assumption of net debt by the purchaser, of €953 million (£653 million).

4                      Taxation

	2006 £m	2005 £m

United Kingdom corporation tax charge at 30% (2005: 30%)
Current year	169	339
Adjustments in respect of prior years	(15)	(79)

Overseas corporation tax
Current year	2,077	1,774
Adjustments in respect of prior years	(418)	(154)

Total current tax charge	1,813	1,880

Deferred tax:
United Kingdom deferred tax	444	234
Overseas deferred tax	123	(245)

Deferred tax charge/(credit)	567	(11)

Total tax charge	2,380	1,869

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

5                      (Loss)/earnings per share

	2006	2005

Weighted average number of shares for basic earnings per share (millions)	62,607	66,196
Weighted average number of shares for diluted earnings per share (millions)(1)	62,607	66,427

Basic (loss)/earnings per share from continuing operations	(27.66)p	8.12p
Diluted (loss)/earnings per share from continuing operations	(27.66)p	8.09p

Basic (loss)/earnings per share on (loss)/profit for the financial year	(35.01)p	9.68p
Diluted (loss)/earnings per share on (loss)/profit for the financial year	(35.01)p	9.65p

Adjusted basic earnings per share from continuing operations	10.11p	8.95p
Adjusted diluted earnings per share from continuing operations(1)	10.08p	8.92p

	2006 £m	2005 £m

(Loss)/profit for the financial year	(21,916)	6,410
Loss/(profit) from discontinued operations	4,598	(1,035)
(Loss)/profit for (loss)/earnings per share from continuing operations	(17,318)	5,375
Adjustments:

- Impairment losses	23,515	475
- Other income and expense	(15)	-
- Share of associated undertakings’ non-operating income	(17)	-
- Non-operating income and expense	2	7
- Changes in the fair value of equity put rights and similar arrangements	161	67
- Tax on items not related to underlying business performance	-	3

Profit for adjusted earnings per share from continuing operations	6,328	5,927

(1)          In the year ended 31 March 2006, 183 million shares have been excluded from the calculation of the weighted average number of shares as they are anti dilutive. The weighted average number of shares for adjusted diluted earnings per share from continuing operations was 62,790 million, including the 183 million shares.

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

6                      Dividends

	2006 £m	2005 £m

Equity dividends on ordinary shares:

Declared and paid during the financial year:

Final dividend for the year ended 31 March 2005: 2.16 pence per share (2004: 1.078 pence per share)	1,386	728
Interim dividend for the year ended 31 March 2006: 2.20 pence per share (2005: 1.91 pence per share)	1,367	1,263

	2,753	1,991

Proposed or declared but not recognised as a liability:

Final dividend for the year ended 31 March 2006: 3.87 pence per share (2005: 2.16 pence per share)	2,327	1,386

7                      Cash flow information

Reconciliation of net cash flows from operating activities:

	2006 £m	2005 £m

(Loss)/profit for the year from continuing operations	(17,233)	5,416
(Loss)/profit for the year from discontinued operations	(4,588)	1,102
Adjustments(1):
Tax on profit	2,520	1,433
Depreciation and amortisation	5,834	5,517
Loss on disposal of property, plant and equipment	88	162
Non operating income and expense	2	(6)
Investment income	(353)	(303)
Financing costs	1,123	900
Impairment losses	28,415	475
Other income and expense	(15)	-
Share of result in associated undertakings	(2,428)	(1,980)

Operating cash flows before movements in working capital	13,365	12,716
Decrease in inventory	23	17
Decrease/(increase) in trade and other receivables	54	(321)
Increase in payables	81	145

Cash generated by operations	13,523	12,557

Tax paid	(1,682)	(1,578)

Net cash flows from operating activities(1)	11,841	10,979

(1)          Adjustments includes amounts relating to continuing and discontinued operations

Cash flows from discontinued operations:

	2006 £m	2005 £m

Net cash flows from operating activities	1,651	1,739
Net cash flows from investing activities	(939)	(448)
Net cash flows from financing activities	(536)	(1,289)
Net increase in cash and cash equivalents	176	2
Cash and cash equivalents at the beginning of the financial year	4	3
Exchange loss on cash and cash equivalents	(19)	(1)
Cash and cash equivalents at the end of the financial year	161	4

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

8                      Acquisitions

A summary of the Group’s significant acquisitions in the financial year is as follows:

	Czech Republic and Romania £m	South Africa £m	India £m

Net assets acquired	652	589	315
Revaluation of identifiable assets and liabilities held	(112)	-	-
Minority interest	(2)	(9)	-
Goodwill	1,367	878	543
Cash consideration	1,905	1,458	858

Net cash outflow arising on acquisition:
Cash consideration	1,905	1,458	858
Cash and cash equivalents acquired	(65)	(14)	(9)
	1,840	1,444	849

Czech Republic and Romania

On 31 May 2005, the Group acquired 99.99% of the issued share capital of ClearWave N.V. for cash consideration of £1,905 million. ClearWave N.V. is the parent company of a group of companies involved in the provision of mobile telecommunications in the Czech Republic and Romania. This transaction has been accounted for by the purchase method of accounting. On 31 March 2006, the cancellation of the minority shareholdings in ClearWave N.V. was completed, resulting in the Group owning the entire issued share capital of this company.

South Africa

On 26 January 2006, the Group announced that its offer to acquire a 100% interest in VenFin Limited (“VenFin”) had become wholly unconditional. VenFin’s principal asset was a 15% stake in Vodacom. At 31 March 2006 the Group held an effective economic interest in VenFin of 98.7% and an effective voting interest of 99.3%. On 20 April 2006, the Group completed the compulsory acquisition of the remaining minority shareholdings in VenFin, from which date the Group held 100% of the issued share capital of VenFin. As a result, the Group holds 50% of the share capital of Vodacom. This transaction has been accounted for by the purchase method of accounting.

India

On 22 December 2005, the Group completed the acquisition of a 10% economic interest in Bharti Tele-Ventures Limited (now renamed Bharti Airtel Limited) for cash consideration of Rs.66.56 billion (£858 million). Bharti Airtel Limited is involved in the provision of mobile telecommunications in India.

The acquisition was undertaken by way of a direct investment in 5.61% of the ordinary share capital of Bharti Airtel Limited and the acquisition of 100% of Bharti Enterprises Private Limited, who hold a 4.39% economic interest in Bharti Airtel Limited. This transaction has been accounted for by the purchase method of accounting.

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

9                      Summary of differences between IFRS and US GAAP

The preliminary results have been prepared in accordance with IFRS, which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). The following is a summary of the effects of the adjustments from IFRS to US GAAP. Amounts at 31 March 2005 and for the year then ended have been restated to give effect to the modified retrospective adoption of SFAS No. 123 (Revised 2004).

	2006 £m	2005 £m Restated

Revenue (IFRS)	29,350	26,678

Items (decreasing)/increasing revenue:
Discontinued operations	(944)	(1,108)
Basis of consolidation	(5,756)	(5,423)
Connection revenue	1,106	1,223

Revenue (US GAAP)	23,756	21,370

IFRS (loss)/profit for the financial year	(21,821)	6,518

Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	(1,230)	(5,440)
Connection revenue and costs	10	16
Goodwill and other intangible assets	(14,299)	(15,534)
Impairment losses	15,377	475
Amortisation of capitalised interest	(108)	(105)
Interest capitalised during the financial year	36	19
Other	(42)	99
Income taxes	8,902	6,680
Minority interests	(95)	(108)
Cumulative effect of change in accounting principle: post employment benefits	-	(195)
Cumulative effect of change in accounting principle: intangible assets	-	(6,177)

Net loss (US GAAP)	(13,270)	(13,752)

Basic and diluted loss per share:
Loss from continuing operations	(11.64)p	(12.03	)p
Loss/(income) from operations and disposal of discontinued operations	(9.56)p	0.89	p
Cumulative effect of changes in accounting principles	-	(9.63	)p
Net loss	(21.20)p	(20.77	)p

IFRS total equity	85,312	113,648

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	(2,287)	(982)
Connection revenue and costs	(5)	(14)
Goodwill and other intangible assets	32,552	31,714
Capitalised interest	1,443	1,529
Other	210	104
Income taxes	(30,354)	(38,856)
Minority interests	113	152

Shareholders’ equity in accordance with US GAAP	86,984	107,295

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2006

9                      Summary of differences between IFRS and US GAAP (continued)

Adoption of SFAS No 123 (Revised 2004)

The Group adopted SFAS No. 123 (Revised 2004), “Share-based Payment”, and related FASB staff positions on 1 October 2005. SFAS No. 123 (Revised 2004) eliminates the option to account for share-based payments to employees using the intrinsic value method and requires share-based payments to be recorded using the fair value method. Under the fair value method, the compensation cost for employees and directors is determined at the date awards are granted and recognised over the service period.

Concurrent with the adoption of SFAS No. 123 (Revised 2004), the Group adopted Staff Accounting Bulletin (SAB) 107. SAB 107 summarises the views of the Securities and Exchange Commission (“SEC”) staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies.

The Group has adopted SFAS No. 123 (Revised 2004) using the modified retrospective method. Under this method, the Group has adjusted the financial statements for the periods between 1 April 1995 and 30 September 2005 to give effect to the fair value method of accounting for awards granted, modified or settled during those periods on a basis consistent with the pro forma amounts disclosed under the requirements of the original SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 (Revised 2004) will be applied to all awards granted, modified, or settled after 1 October 2005.

The effect of applying the original provisions of SFAS No. 123 under the modified retrospective method of adoption on the year ended 31 March 2005 was to decrease loss before income taxes, loss from continuing operations and net loss by £66 million, £30 million and £30 million respectively (six months ended 30 September 2005: increases of £4 million, £8 million and £8 million respectively). The adjustment also had the effect of decreasing both basic and diluted loss per share from continuing operations and net loss per share by 0.05 pence (six months ended 30 September 2005: increase of 0.01 pence). The adoption of SFAS No. 123 (Revised 2004) increased shareholders’ equity at 1 April 2004 by £112 million.

Impairment losses

As discussed in note 3, during the year ended 31 March 2006, the Group recorded impairment losses of £23,000 million in relation to the goodwill of Vodafone Germany and Vodafone Italy. Under US GAAP, the Group evaluated the recoverability of the long-lived assets in Vodafone Germany and Vodafone Italy using undiscounted cash flows, in accordance with the requirements of SFAS No. 144, and determined that the carrying amount of these assets was recoverable. As a result, the IFRS impairment charges of £23,000 million related to Vodafone Germany and Vodafone Italy were not recognised under US GAAP.

During the year ended 31 March 2006, the Group also recorded impairment losses of £515 million and £4,900 million in relation to the goodwill of Vodafone Sweden and Vodafone Japan, respectively. Under US GAAP, the Group recognised impairment losses of licences of £883 million and £8,556 million in Vodafone Sweden and Vodafone Japan. As a result of these impairment losses, the Group released related deferred tax liabilities of £247 million and £3,508 million, which have been included in the adjustment for income taxes. The impairment losses of Vodafone Sweden’s and Vodafone Japan’s licences have been included in discontinued operations under US GAAP.

Discontinued operations

As discussed in note 3, the Group disposed of its interests in Vodafone Sweden and entered into agreements to dispose of its stake in Vodafone Japan during the year ended 31 March 2006. Both operations have been classified as discontinued under US GAAP.

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

FOR THE YEAR ENDED 31 MARCH 2006

Basis of preparation

The tables of financial information below are presented on a proportionate basis from continuing operations. Proportionate presentation is not a measure recognised under IFRS and is not intended to replace the full year results prepared in accordance with IFRS. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the full year results prepared in accordance with IFRS.

IFRS requires consolidation of entities which the Group has the power to control and allows either proportionate consolidation or equity accounting for joint ventures. IFRS also requires equity accounting for interests in which the Group has significant influence but not a controlling interest.

The proportionate presentation, below, is a pro rata consolidation, which reflects the Group’s share of revenue and expenses in entities, both consolidated and unconsolidated, in which the Group has an ownership interest. Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate presentation of financial information differs in material respects to the proportionate consolidation adopted by the Group under IFRS for its joint ventures.

Proportionate information includes results from the Group’s equity accounted investments and other investments. The Group may not have control over the revenue, expenses or cash flows of these investments and may only be entitled to cash from dividends received from these entities.

Group proportionate revenue is stated net of intercompany revenue. Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Reconciliation of proportionate revenue to statutory revenue

	2006 £m	2005 £m

Proportionate revenue	41,355	36,859
Minority share of revenue in subsidiary undertakings	666	465
Group share of revenue in associated undertakings and trade investments	(12,671)	(10,646)

Statutory revenue	29,350	26,678

Reconciliation of proportionate EBITDA to profit for the financial year

	2006 £m	2005 £m

Proportionate EBITDA	16,380	14,761
Minority share of EBITDA in subsidiary undertakings	224	141
Group’s share of EBITDA in associated undertakings and other investments	(4,838)	(4,162)
Group EBITDA	11,766	10,740
Charges for depreciation and amortisation	(4,709)	(4,299)
Loss on disposal of property, plant and equipment	(69)	(68)
Share of results in associated undertakings	2,428	1,980
Impairment losses	(23,515)	(475)
Other income and expense	15	-
Operating (loss)/profit	(14,084)	7,878
Non-operating income	(2)	(7)
Investment income	353	294
Financing costs	(1,120)	(880)
Tax on (loss)/profit	(2,380)	(1,869)
(Loss)/profit for the financial year from discontinued operations	(4,588)	1,102

(Loss)/profit for the financial year	(21,821)	6,518

OTHER INFORMATION

1)                            Copies of this document are available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)                            These preliminary results will be available on the Vodafone Group Plc website, www.vodafone.com, from 30 May 2006.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Video interviews with Arun Sarin, Chief Executive, and Andy Halford, Chief Financial Officer, are available from midday on www.vodafone.com and www.cantos.com.   Also available in audio and transcript.

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office, Vodafone Simply, Vodafone Passport, Stop the Clock and Vodafone Radio DJ are trademarks of the Vodafone Group. The RIM and BlackBerry® family of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited - used by permission. Other product and company names mentioned herein may be the trademarks of their respective owners.

FORWARD–LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties;  the ability to integrate all operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the development and impact of new mobile technology; anticipated benefits to the Group of the One Vodafone programme; the results of Vodafone’s brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, average revenue per user (“ARPU”), cash flows, costs, capital expenditures and margins, non-voice services and their revenue contribution; share purchases; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators (“MNVOs”), which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services, including mobile internet platforms, 3G, Vodafone live!, Vodafone Radio DJ and other products and services, will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; the Group’s ability to win 3G licence allocations; the Group’s ability to realise expected synergies and benefits associated with 3G technologies; a lower than expected impact of GPRS, 3G, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll-out and scope of 3G technology, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its One Vodafone initiative; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains. the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors and Legal Proceedings – Risk Factors” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2005.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.  No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure.  Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Group EBITDA	Profit for the financial year	Proportionate financial information on page 37

Mobile EBITDA	Operating profit	Business review on page 6

Adjusted operating profit	Operating profit	Business review on page 6

Adjusted profit before tax	Profit before tax	Financial update on page 21

Operating free cash flow	Net cash flows from operating activities	Cash flows and funding on page 23

Adjusted profit for the year attributable to equity shareholders	Profit for the financial year	Note 5 on page 32

Adjusted earnings per share	Earnings per share	Note 5 on page 32

Free cash flow	Net cash flows from operating activities	Cash flows and funding on page 23

Net debt	Cash and cash equivalents	Cash flows and funding on page 23

Proportionate revenue	Statutory revenue	Proportionate financial information on page 37

Proportionate EBITDA	Profit for the financial year	Proportionate financial information on page 37

Adjusted effective tax rate	Tax on profit as a percentage of profit before taxation	Financial update on page 21

In addition, the trading results of the Group and key markets present certain GAAP financial information, being revenue and cost of sales related to acquisition and retention activity, on a net basis.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.  “Other revenue”, “Net acquisition costs” and “Net retention costs”, as used in the trading results, are defined on page 41.

DEFINITION OF TERMS

Term	Definition

3G broadband	3G services enabled with High Speed Downlink Packet Access (“HSDPA”) technology which enables data transmission speeds of up to 2 megabits per second.

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Active customer	A customer who pays a monthly fee or has made or received a chargeable event in the last three months.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Capitalised fixed asset additions	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled networks

The networks include the Group’s mobile operating subsidiaries and joint ventures. Measures for controlled and jointly controlled networks include 100% for subsidiaries and the Group’s proportionate share for joint ventures.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment/billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Data revenue	Data revenue includes all non-voice service revenue excluding messaging.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Inter-segment revenue	Revenue between operating companies of the same business (mobile or non-mobile) in different reporting segments.

Intra-segment revenue	Revenue between operating companies of the same business (mobile or non-mobile) within the same reporting segment.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Net acquisition costs	The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections.

Net debt	Long-term borrowings, short-term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents.

Net retention costs	The total of trade commissions, loyalty scheme and equipment costs, net of related revenue, relating to customer retention and upgrade.

Non-voice service revenue	Comprises all service revenue that is not related to voice services including, but not limited to, messaging, downloads, internet browsing and other data services.

Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where an entity, being a subsidiary, joint venture or associated undertaking, was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in a joint venture or associated undertaking in the current or prior period, the Group’s results for the prior period are restated at the current period’s ownership level. Further adjustments in organic calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates and excludes the amortisation of acquired intangible assets. Organic growth for proportionate results is adjusted to reflect current year and prior year results at constant exchange rates, using like-for-like ownership levels in both years.

Other revenue

Comprises all non-service revenue. In the trading results, presented for the mobile telecommunications business and the Group’s key markets, net other revenue excludes revenue relating to acquisition and retention activities as such revenue is deducted from acquisition and retention costs. The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.

Partner Markets

Markets in which the Group has entered into a Partner Agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Purchased licence amortisation	Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group, and such fees recognised by an acquiree prior to acquisition.

Vodafone live! active device	A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS - 1 APRIL 2005 TO 31 MARCH 2006

		9 MONTHS TO 31 DECEMBER 2005				QUARTER TO 31 MARCH 2006
COUNTRY	PERCENTAGE OWNERSHIP (1)	AT 1 APR 2005	NET ADDITIONS	OTHER MOVEMENTS	AT 31 DEC 2005	NET ADDITIONS	OTHER MOVEMENTS (2)	AT 31 MAR 2006	PREPAID(3)

	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)%

Principal Markets

Germany	100.0%	27,223	1,942	-	29,165	26	-	29,191	53.3
Italy	76.9%	17,280	913	15	18,208	282	-	18,490	92.2
Spain	100.0%	11,472	1,451	-	12,923	598	-	13,521	50.4
UK	100.0%	15,324	1,001	-	16,325	(21)	-	16,304	61.1

		71,299	5,307	15	76,621	885	-	77,506	65.6
Other Subsidiaries

Albania	99.9%	648	100	-	748	24	-	772	96.8
Australia	100.0%	2,731	395	-	3,126	51	-	3,177	74.0
Czech Republic	100.0%	-	209	1,931	2,140	72	2	2,214	47.5
Egypt	50.1%	2,072	1,312	(316)	3,068	246	-	3,314	90.4
Greece	99.8%	3,996	433	-	4,429	41	1	4,471	66.4
Hungary	100.0%	1,735	303	-	2,038	25	-	2,063	68.9
Ireland	100.0%	1,952	95	-	2,047	28	-	2,075	73.7
Malta	100.0%	167	10	-	177	(2)	-	175	89.8
Netherlands	99.9%	3,789	187	-	3,976	(67)	-	3,909	52.4
New Zealand	100.0%	1,891	133	-	2,024	44	-	2,068	77.6
Portugal	100.0%	3,586	533	-	4,119	157	-	4,276	79.7
Romania	100.0%	-	986	5,146	6,132	252	-	6,384	64.9
Sweden	-	1,541	32	-	1,573	-	(1,573)	-	-

		24,108	4,728	6,761	35,597	871	(1,570)	34,898	71.8
Other Joint Ventures

Fiji	49.0%	76	19	-	95	6	-	101	94.0
India	10.0%	-	51	1,582	1,633	325	-	1,958	82.8
Kenya	35.0%	879	342	-	1,221	159	-	1,380	98.2
Poland	19.6%	1,443	331	-	1,774	144	-	1,918	56.5
Romania	-	1,010	-	(1,010)	-	-	-	-	-
South Africa	49.9%	5,087	1,956	-	7,043	840	3,085	10,968	89.5

		8,495	2,699	572	11,766	1,474	3,085	16,325	82.2
Associates & Investments

United States(4)	44.4%	20,173	2,600	12	22,785	738	7	23,530	5.5
Other		16,071	1,686	23	17,780	532	-	18,312	73.2

		36,244	4,286	35	40,565	1,270	7	41,842	62.6

Total(5)		140,146	17,020	7,383	164,549	4,500	1,522	170,571	65.9

(1)

All ownership percentages are stated as at 31 March 2006 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture with the exception of India, where the Group’s 10% economic interest represents a 5.6% direct interest in Bharti Tele-Ventures Limited (now renamed Bharti Airtel Limited) and a subscription for convertible debentures in Bharti Enterprises Private Limited, representing a 4.4% indirect economic interest in Bharti Airtel Limited.  Ownership interests have been rounded to the nearest tenth of one per cent.

(2)

Other movements for the quarter to 31 March 2006 represent the acquisition of the remaining 0.1% interest in Vodafone Czech Republic (previously Oskar Mobil a.s.), minority interests in Vodafone Greece and Vodafone Albania, the disposal of the Group’s 100% interest in Vodafone Sweden and the indirect acquisition of a 14.9% interest in Vodacom Group (Pty) Limited in South Africa.

(3)	Prepaid customer percentages are calculated on a venture basis. At 31 March 2006, there were 518.0 million venture customers.
(4)

The Group’s ownership interest in Verizon Wireless is 45.0%.  However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2006.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

(5)

Total proportionate customers have been restated to exclude the results of Vodafone Japan which has been treated as a discontinued operation in both the current and previous financial years.  At 31 March 2006, Vodafone Japan had 14,858,000 proportionate customers (1 April 2005: 14,692,000, 31 December 2005: 14,767,000 ).

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

	9 MONTHS TO 31 DECEMBER 2005			QUARTER TO 31 MARCH 2006
COUNTRY	AT 1 APR 2005	NET ADDITIONS	AT 31 DEC 2005	NET ADDITIONS	AT 31 MAR 2006

	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Principal Markets

Germany	4,845	1,203	6,048	166	6,214

Italy(1)	2,113	1,364	3,477	620	4,097

Spain	2,992	1,659	4,651	863	5,514

UK	3,443	752	4,195	(14)	4,181

	13,393	4,978	18,371	1,635	20,006

Other Subsidiaries & Joint Ventures(2)	3,988	3,219	7,207	(143)	7,064

Group Statutory Total(3)	17,381	8,197	25,578	1,492	27,070

The table above only includes Vodafone live! devices in the Group’s subsidiary and joint venture undertakings. There were an additional 5.9 million registered Vodafone live! venture devices in the Group’s associated undertakings at 31 March 2006 (31 December 2005: 5.2 million, 30 September 2005: 4.7 million, 1 April 2005: 3.2 million).

(1)	Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of Vodafone live! active devices.
(2)	In the quarter to 31 March 2006, the Group sold its interest in Vodafone Sweden which included 592,000 Vodafone live! active devices at the date of disposal.
(3)

Total Vodafone live! active devices have been restated to exclude the results of Vodafone Japan which has been treated as a discontinued operation for both current and previous financial years.  At 31 March 2006, Vodafone Japan had 13,363,000 Vodafone live! devices (1 April 2005: 12,845,000, 31 December 2005: 12,950,000).

3G DEVICES

	9 MONTHS TO 31 DECEMBER 2005			QUARTER TO 31 MARCH 2006
COUNTRY	AT 1 APR 2005	NET ADDITIONS	AT 31 DEC 2005	NET ADDITIONS	AT 31 MAR 2006
	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Principal Markets
Germany	358	1,089	1,447	578	2,025
Italy(1)	511	1,206	1,717	533	2,250
Spain	88	514	602	300	902
UK	190	535	725	308	1,033

	1,147	3,344	4,491	1,719	6,210

Other Subsidiaries & Joint Ventures(2)	253	1,026	1,279	232	1,511

Group Statutory Total(3)	1,400	4,370	5,770	1,951	7,721

Consumer devices	1,183	4,053	5,236	1,825	7,061
Business devices	217	317	534	126	660
	1,400	4,370	5,770	1,951	7,721

The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings. There were an additional 1.7 million Vodafone live! with 3G and Vodafone Mobile Connect 3G/GPRS data card devices in the Group’s associated undertakings at 31 March 2006 (31 December 2005: 1.1 million, 30 September 2005: 0.4 million, 1 April 2005: 0.1 million).

(1)	Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of 3G devices.
(2)	In the quarter to 31 March 2006, the Group sold its interest in Vodafone Sweden which included 172,000 3G devices at the date of disposal.
(3)

Total 3G devices have been restated to exclude the results of Vodafone Japan which has been treated as a discontinued operation for both current and previous financial years.  At 31 March 2006, Vodafone Japan had 2,984,000 3G devices (1 April 2005: 798,000, 31 December 2005: 2,224,000).

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUN 2004	30 SEPT 2004	31 DEC 2004	31 MAR 2005	30 JUN 2005	30 SEPT 2005	31 DEC 2005	31 MAR 2006

Germany	Total	25.5	26.0	24.9	23.4	24.3	24.4	22.9	21.5
(EUR)	Contract	40.4	41.5	39.9	37.7	39.8	41.0	38.8	37.2
	Prepaid	10.3	10.3	9.6	9.2	9.2	9.0	8.3	7.5

Italy	Total	30.3	30.3	30.2	29.1	30.4	29.9	27.7	26.4
(EUR)	Contract	79.6	74.4	78.4	74.8	79.4	75.0	73.7	71.0
	Prepaid	25.6	26.0	25.5	24.6	25.8	25.9	23.5	22.2

Spain	Total	34.1	36.7	34.2	33.3	36.2	37.7	35.3	33.3
(EUR)	Contract	58.3	61.1	56.6	54.2	58.5	60.7	56.3	52.8
	Prepaid	14.7	16.4	14.7	14.6	15.4	16.2	15.0	13.9

UK	Total	26.6	26.6	24.9	24.1	24.6	25.1	23.8	22.7
(GBP)	Contract	49.6	48.7	45.7	45.6	46.5	47.9	44.8	43.9
	Prepaid	10.4	11.1	10.3	9.4	9.5	9.9	9.5	8.8

Albania	Total	2,336	2,587	2,417	2,184	2,255	2,534	2,259	2,098
(ALL)	Contract	24,469	25,580	24,629	22,234	18,783	19,815	18,499	16,777
	Prepaid	1,636	1,851	1,690	1,522	1,680	1,936	1,701	1,593

Australia	Total	51.0	52.1	47.3	51.4	47.8	48.2	51.4	47.9
(AUD)	Contract	76.7	77.1	82.8	102.2	92.8	93.6	94.3	92.0
	Prepaid	29.1	32.7	22.4	25.4	26.7	31.1	35.0	32.0

Czech Republic(1)	Total	643	657	680	641	680	679	679	644
(CZK)	Contract	1,062	1,063	1,066	986	1,029	1,017	1,015	951
	Prepaid	305	320	340	317	340	342	337	311

Egypt	Total	99.7	111.5	102.8	94.1	91.4	89.4	74.1	79.0
(EGP)	Contract	253.8	264.6	255.9	258.0	268.6	283.9	274.1	289.3
	Prepaid	63.1	74.4	67.9	61.8	60.7	62.4	52.0	56.0

Greece	Total	33.0	36.7	32.3	30.4	32.2	34.2	31.3	29.8
(EUR)	Contract	64.7	71.4	63.8	61.8	65.1	69.7	64.2	61.5
	Prepaid	17.7	19.4	16.2	14.4	15.1	15.7	14.1	13.4

Hungary	Total	5,255	5,396	5,182	4,945	5,321	5,153	4,885	4,647
(HUF)	Contract	12,667	12,961	11,774	10,800	11,302	11,264	9,666	8,809
	Prepaid	3,480	3,422	3,313	3,169	3,391	3,046	3,043	2,887

Ireland	Total	51.1	51.7	50.7	49.1	51.4	53.1	50.2	48.6
(EUR)	Contract	101.7	102.8	98.7	96.3	101.9	107.8	99.9	99.3
	Prepaid	31.0	31.6	31.7	30.8	32.1	32.6	31.6	30.0

Malta	Total	14.7	16.9	12.9	11.6	14.0	16.2	13.0	12.1
(MTL)	Contract	81.1	98.0	65.4	55.7	74.6	91.4	61.8	54.4
	Prepaid	8.2	8.7	7.4	6.8	7.4	7.8	7.3	6.9

Netherlands	Total	38.7	39.3	37.5	35.3	37.1	36.6	34.5	33.6
(EUR)	Contract	72.3	73.5	70.5	67.0	69.5	68.6	64.7	61.3
	Prepaid	13.1	13.3	11.9	10.5	11.3	11.0	9.8	9.2

New Zealand	Total	53.4	52.5	53.0	52.3	50.7	51.0	51.2	51.2
(NZD)	Contract	150.0	147.3	146.5	143.4	138.9	139.7	137.2	138.5
	Prepaid	27.9	27.2	27.9	27.8	25.9	25.6	25.9	25.7

Portugal	Total	29.2	29.7	26.8	25.8	26.4	27.1	24.0	23.3
(EUR)	Contract	59.3	59.8	54.5	54.4	67.3	69.8	61.9	62.4
	Prepaid	16.4	17.2	15.7	15.5	14.3	14.7	13.4	12.9

Romania(1)	Total	14.0	14.4	14.1	13.2	14.9	15.9	15.4	13.9
(USD)	Contract	29.4	31.2	30.4	27.7	30.2	31.1	29.5	27.0
	Prepaid	4.9	5.3	5.5	5.2	6.3	7.1	7.0	6.0

(1)

MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. However, historic average monthly revenue per user information has been presented in the table above for all comparative periods in order to assist in the understanding of historic results.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

		QUARTER TO 31 MARCH 2006
COUNTRY		MESSAGING			DATA		TOTAL

Principal Markets

Germany		16.0%			5.7%		21.7%
Italy(1)		15.2%			2.8%		18.0%
Spain		11.5%			3.6%		15.1%
UK		15.9%			5.4%		21.3%

Group Statutory Total		14.0%			3.8%		17.8%

HISTORIC NON-VOICE SERVICES INFORMATION

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER TO
COUNTRY	30 JUN 2004	30 SEPT 2004	31 DEC 2004	31 MAR 2005	30 JUN 2005	30 SEPT 2005	31 DEC 2005	31 MAR 2006

Principal Markets

Germany	17.3%	17.0%	18.3%	19.8%	19.3%	19.5%	20.4%	21.7%
Italy(1)	13.5%	14.8%	14.7%	15.6%	14.9%	16.8%	17.4%	18.0%
Spain	12.2%	13.0%	14.2%	15.0%	13.7%	14.2%	14.8%	15.1%
UK	17.4%	18.0%	18.8%	19.3%	19.3%	19.7%	20.7%	21.3%

Group Statutory Total(2)	14.7%	15.1%	15.7%	16.6%	16.2%	16.6%	17.2%	17.8%

(1)	Under IFRS, Vodafone Italy is treated as a joint venture.
(2)

Total non-voice services as a percentage of service revenue have been restated to exclude the results of Vodafone Japan which has been treated as a discontinued operation for both current and previous financial years. The impact has been to reduce non-voice services as a percentage of service revenue for the quarter to 31 December 2005 from 19.4% to 17.2% (30 September 2005: from 18.9% to 16.6%, 30 June 2005: from 18.5% to 16.2%, 31 March 2005: from 19.0% to 16.6%, 31 December 2004: from 18.1% to 15.7%, 30 September 2004: from 17.8% to 15.1%, 30 June 2004: from 17.7% to 14.7%).

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUN 2004	30 SEPT 2004	31 DEC 2004	31 MAR 2005	30 JUN 2005	30 SEPT 2005	31 DEC 2005	31 MAR 2006

Principal Markets

Germany	Total	16.9%	17.9%	18.8%	19.5%	17.3%	19.7%	21.2%	22.6%
	Contract	14.4%	14.8%	16.1%	14.0%	13.1%	14.3%	16.8%	16.7%
	Prepaid	19.2%	20.9%	21.3%	24.5%	21.1%	24.6%	25.2%	27.7%

Italy(1)	Total	15.2%	17.6%	18.6%	17.2%	17.3%	18.7%	19.1%	19.5%
	Contract	19.9%	16.0%	16.3%	18.4%	14.9%	14.5%	16.6%	14.5%
	Prepaid	14.8%	17.8%	18.8%	17.0%	17.5%	19.1%	19.3%	19.9%

Spain	Total	24.1%	21.9%	20.7%	21.3%	21.7%	20.7%	20.6%	20.6%
	Contract	15.9%	13.1%	14.2%	14.6%	13.6%	12.5%	13.9%	14.1%
	Prepaid	30.5%	29.0%	26.2%	27.1%	29.0%	28.1%	26.9%	26.9%

UK	Total	29.7%	28.8%	29.6%	30.7%	32.4%	33.1%	31.9%	31.2%
	Contract	22.2%	21.8%	21.6%	25.3%	23.2%	21.6%	20.2%	21.2%
	Prepaid	34.7%	33.5%	34.8%	34.2%	38.3%	40.5%	39.5%	37.5%

ACTIVE CUSTOMERS

	ACTIVE CUSTOMERS(2) AT
COUNTRY	30 JUN 2004	30 SEPT 2004	31 DEC 2004	31 MAR 2005	30 JUN 2005	30 SEPT 2005	31 DEC 2005	31 MAR 2006

Principal Markets

Germany	95.1%	94.7%	94.2%	93.7%	93.0%	92.8%	91.5%	90.6%
Italy(1)	92.8%	92.6%	92.3%	92.3%	92.2%	92.8%	92.1%	91.2%
Spain	97.5%	94.5%	94.5%	94.6%	94.8%	95.0%	95.7%	94.3%
UK	92.9%	92.4%	91.3%	90.3%	88.8%	90.6%	90.8%	88.4%

Group Statutory Total(2)	93.4%	93.0%	92.6%	92.2%	91.3%	92.2%	92.1%	91.6%

(1)	Under IFRS, Vodafone Italy is treated as a joint venture.
(2)

During the quarter ended 31 March 2006, the definition of an active customer was revised to one who either pays a monthly fee or has made or received a chargeable event in the last 3 months.  All prior period information has been restated using this revised definition.  In addition, total active customers have also been restated to exclude the results of Vodafone Japan which has been treated as a discontinued operation for both current and previous financial years.

The overall impact of these restatements has been to increase the active customer percentage at 31 December 2005 from 91.6% to 92.1% (30 September 2005: from 91.8% to 92.2%, 30 June 2005: from 91.0% to 91.3%, 31 March 2005: from 91.6% to 92.2%, 31 December 2004: from 91.8% to 92.6%, 30 September 2004: from 92.2% to 93.0%, 30 June 2004: from 92.7% to 93.4%).

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) (MILLIONS) IN THE QUARTER TO
COUNTRY	30 JUN 2004	30 SEPT 2004	31 DEC 2004	31 MAR 2005	30 JUN 2005	30 SEPT 2005	31 DEC 2005	31 MAR 2006

Principal Markets

Germany	5,775	5,967	6,050	5,768	6,356	6,428	7,010	6,993
Italy(2)	6,679	6,914	7,250	7,327	7,173	7,164	7,521	7,746
Spain	3,963	4,375	4,482	4,973	5,648	5,859	5,966	6,362
UK	6,219	6,324	6,530	6,413	6,810	6,937	7,167	7,145

	22,636	23,580	24,312	24,481	25,987	26,388	27,664	28,246

Other Subsidiaries

Albania	107	121	119	118	129	144	141	135
Australia	1,055	1,120	1,346	1,442	1,619	1,818	1,957	2,001
Czech Republic(3)	N/a	N/a	N/a	N/a	289	840	899	925
Egypt	1,470	1,693	1,616	1,734	1,979	2,341	2,278	2,442
Greece	1,417	1,535	1,517	1,538	1,757	1,896	1,870	1,869
Hungary	566	608	652	651	741	792	842	866
Ireland	1,143	1,187	1,195	1,176	1,263	1,279	1,302	1,289
Malta	40	43	39	37	42	47	43	43
Netherlands	1,513	1,437	1,567	1,556	1,697	1,601	1,755	1,733
New Zealand	469	497	538	539	540	559	616	602
Portugal	1,199	1,235	1,229	1,268	1,319	1,384	1,386	1,402
Romania(3)	N/a	N/a	N/a	N/a	525	1,754	1,931	1,914
Sweden	647	640	657	614	688	681	753	N/a

	9,626	10,116	10,475	10,673	12,588	15,136	15,773	15,221

Other Joint Ventures	1,634	1,767	1,908	1,931	2,021	1,957	2,598	4,684

Group Statutory Total(4)	33,896	35,463	36,695	37,085	40,596	43,481	46,035	48,151

(1)

The total voice minute information presented in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls. The voice minute information in respect of the Czech Republic, Germany, New Zealand and Romania reflects minutes billed which are rounded-up under certain tariffs.

(2)	Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of the voice minute information.
(3)

MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Other Joint Ventures.

(4)

Total voice usage volumes have been restated to exclude the results of Vodafone Japan which has been treated as a discontinued operation for both current and previous financial years.  During the quarter ended 31 March 2006, Vodafone Japan had 6,114 million voice minutes (31 December 2005: 5,918 million, 30 September 2005: 5,833 million, 30 June 2005: 5,692 million, 31 March 2005: 5,656 million, 31 December 2004: 5,980 million, 30 September 2004: 6,161 million, 30 June 2004: 6,172 million).

PROFORMA FINANCIAL INFORMATION (UNAUDITED)

In April 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006.  The following results are presented in accordance with the new organisation structure.  The Group’s results announcements will continue to provide the trading results of its principal operations within the Europe and EMAPA (covering Eastern Europe, Middle East, Africa, Asia Pacific and Affiliates) regions in the discussion of its operations.

Year ended 31 March 2006

Revenue		Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(2) £m	Inter- segment revenue £m	Net revenue £m

Continuing operations:

Europe(1)		23,524	19,503	4,363	(342)		(123)	23,401

EMAPA(1)		4,584	3,106	1,489	(11)		(47)	4,537

Other operations		1,320	1,320	-	-		(34)	1,286

Common functions						145	(19)	126
		29,428	23,929	5,852	(353)	145	(223)	29,350

Adjusted operating (loss)/profit	Segment result £m	Subsidiaries £m	Joint ventures £m	Common functions(2) £m	Associates £m	Operating (loss)/profit £m	Other adjustments(3) £m	Adjusted operating profit £m

Continuing operations:

Europe(1)	(17,703)	(15,775)	(1,928)		5	(17,698)	23,512	5,814

EMAPA(1)	837	470	367		2,415	3,252	(17)	3,235

Other operations	139	139	-		-	139	-	139

Common functions				215	8	223	(12)	211
	(16,727)	(15,166)	(1,561)	215	2,428	(14,084)	23,483	9,399

Six months ended 30 September 2005

Revenue		Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(2) £m	Inter- segment revenue £m	Net revenue £m
Continuing operations:
Europe(1)		11,943	9,893	2,240	(190)		(67)	11,876
EMAPA(1)		2,009	1,382	632	(5)		(10)	1,999
Other operations		622	622	-	-		(19)	603
Common functions						70	-	70
		14,574	11,897	2,872	(195)	70	(96)	14,548

Adjusted operating (loss)/profit	Segment result £m	Subsidiaries £m	Joint ventures £m	Common functions(2) £m	Associates £m	Operating (loss)/profit £m	Other adjustments(4) £m	Adjusted operating profit £m

Continuing operations:
Europe(1)	3,039	2,116	923		-	3,039	-	3,039
EMAPA(1)	(131)	(301)	170		1,187	1,056	496	1,552
Other operations	38	38	-		-	38	-	38
Common functions				153	-	153	-	153
	2,946	1,853	1,093	153	1,187	4,286	496	4,782

(1)	Reportable segments.
(2)	Common functions represents results from Partner Markets and unallocated central Group income and expenses.
(3)

Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany, Italy and Sweden amounting to £23,515 million offset by £17 million of non-operating income in relation to the Group’s associated undertakings and £15 million of other items.

(4)

Comprises impairment to the carrying value of goodwill relating to the mobile operations in Sweden amounting to £515 million offset by £19 million of non-operating income in relation to the Group’s associated undertakings.